FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF JUNE 30, 2022

(Numbers expressed in millions of US dollars)

•	In the second quarter of 2022, revenues reached US$ 3,953 million, which represents 13.8% more than in the second quarter of the previous year, explained by higher revenues in all countries, especially Colombia and Brazil.

Accumulated revenues as of June, showed a 14.8% increase compared to the same period of 2021, reaching US$ 7,747 million. The accumulated period reflects the change in perimeter compared to the previous year due to the contribution of EGPA, consolidated since April 1, 2021.

•	EBITDA in the second quarter of the year increased by 20.5% compared to the same period of the previous year, reaching US$ 1,199 million. This is mainly explained by better performance in Brazil as a result of higher tariffs in distribution, and better performance in Colombia, partially offset by lower EBITDA in Argentina and Central America.

At cumulative level, EBITDA reached US$ 2,365 million, 32.5% more than in the first half of 2021.

Country	EBITDA (in millions of US$)
	Accumulated figures			Quarterly figures
	June 2022	June 2021%		Q2 2022	Q2 2021%

Argentina	27	64	(57.3%)	6	41	(85.9%)
Brazil	1,185	763	55.4%	583	445	31.2%
Colombia	773	654	18.3%	411	336	22.3%
Peru	329	271	21.4%	168	135	24.4%
EGP Central America	65	50	30.5%	38	50	(22.7%)
Enel Américas (*)	2,365	1,784	32.5%	1,199	995	20.5%
(*) Includes Holding and Adjustments

•	Operating Income (EBIT) increased by 4.4% in the second quarter, reaching US$ 725 million, explained by higher EBITDA partially offset by higher depreciation and amortization, and a higher impairment loss related to the sale of Enel Generación Fortaleza[1]. At cumulative level, EBIT increased by 25.9% reaching US$ 1,527 million.

•	Net income attributable to the parent company reached US$ 211 million during this quarter, representing a 20.4% growth compared to the same period of the previous year. This is mainly explained by an improved operating income, partially offset by higher financial expenses and the aforementioned impairment loss related to the sale of Enel Generación Fortaleza.

At cumulative level, the total Net income reached US$ 577 million, representing an increase of 60.9%, explained by a better operating performance and the contribution from EGPA.

(1): Brand name of the company Central Geradora Termelétrica Fortaleza S.A.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

•	Net financial debt reached US$ 6,644 million, which represents a 13.2% increase compared to the end of 2021, explained mainly by a higher net debt in the Enel Américas Holding, and, to a lesser degree, in Enel Brasil, Enel Distribución Sao Paulo and Enel Distribución Ceará.

•	CAPEX in the 2nd quarter of 2022 totaled US$ 772 million, which represents a 10.5% increase compared to the same period of the previous year. This is mainly explained by higher investments in renewable energy in Colombia and Peru, along with higher investments in the distribution business in Argentina.
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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

I.	Perimeter Change, incorporation of EGP Américas

On September 21, 2020, the Board of Directors of Enel Américas unanimously resolved to initiate a merger process aimed at the acquisition by Enel Américas of EGP Américas SpA ("EGP Américas") through a merger with and into Enel Américas (hereinafter the "Merger"). Immediately prior to the Merger, EGP Américas, a newly formed company, would keep Enel Green Power S.p.A.'s renewable energy generation business in Central and South America, excluding Chile.

The Merger, which entered into force on April 1, 2021, is in line with the Group's strategy and development plans, considering the high priority in the promotion of renewable energies carried out in the region, which makes it possible to accelerate the positioning of Enel Américas within the energy transition scenario and turn it into the leading company in Central and South America in energy generation and distribution. As a result of the Merger, Enel Américas has strengthened its renewable energy generation business, as well as diversified geographically, through the incorporation of assets in Costa Rica, Guatemala, and Panama, in addition to acquiring new assets in South American countries where it was already present, increasing its installed capacity in the region by 5 GW of operating and construction capacity, in addition to a pipeline that will be evaluated during the operation.

In an extraordinary meeting of shareholders held on December 18, 2020, the shareholders of Enel Américas approved the Merger, subject to the compliance with certain conditions precedent.

Finally, the Merger was finalized on April 1, 2021, incorporating the following main companies from that date on:

•	Enel Green Power Brasil Participacoes Ltda (*)
•	Enel Green Power Costa Rica S.A.
•	Enel Green Power Colombia S.A.S ESP
•	Enel Green Power Guatemala S.A.
•	Enel Green Power Panamá S.R.L.
•	Enel Green Power Perú S.A.C.
•	Enel Green Power Argentina S.A.
•	Energía y Servicios South América SpA
•	ESSA2 SpA.

On the same date, April 1, 2021, all the amendments to the articles of association of Enel Américas approved by the Board, consisting of the respective capital increase and the elimination of the limitations and restrictions established in the statutes by application of Title XII of Decree Law No. 3,500 of 1980 – with the sole exception of the Investment and Financing Policy that remains – become effective, in particular, in the case of a shareholder and his or her related persons not being able to concentrate more than 65% of Enel Américas’ voting capital.

(*): After the incorporation of the Brazilian holding of renewable companies, during the same year 2021, EGP Brasil merged with Enel Brasil, the latter being the legal successor.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

II.	Merger of Colombian Companies

On March 1, 2022, the merger by absorption of our subsidiaries Emgesa S.A. ESP (Absorbing Company), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP and ESSA2 SpA (Absorbed Companies) was completed. The new corporate name of the merged company is Enel Colombia S.A. ESP, a company in which Enel Américas holds a 57.345% stake as a result of this operation.

III.	Sale process of Central Geradora Termelétrica Fortaleza S.A. (commercially known as “Enel Generación Fortaleza”)

With the aim of leading the sustainability actions of the sector and prioritizing investments in a clean energy matrix, the company initiated in 2022 studies for the sale of Enel Generación Fortaleza, a Brazilian subsidiary authorized to produce energy independently, an authorization granted by the Brazilian regulatory entity (ANEEL).

On June 9, 2022, shortly after the feasibility study, the Group signed a sale agreement of the subsidiary with a Brazilian group that already operates in the thermoelectric generation market. The sale price established in the contract was BRL 467 million (MUS$ 89,302) and additional payments are also foreseen for each energy sales contract signed by Enel Generación Fortaleza, already under the responsibility of the buyer (until December 31, 2028). To carry out the sale, the contract has set forth conditions precedent, one of them being the approval of the transaction by the competent entity in Brazil (CADE – Conselho Administrativo de Defesa Econômica). The sale is expected to be completed in August 2022.

Considering the sale process, the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" and following the accounting criteria established in note 3.k), the assets and liabilities of the subsidiary were classified as held for sale, measuring the former at the lower of their book value and their fair value. As the result of the foregoing, at the end of the first half of 2022, an adjustment for impairment of the long-lived assets of Enel Generación Fortaleza was recognized for US$ 78 million.

IV.	Change in Accounting Policy

As a result of the review of the accounting policies applied, at the end of 2021 it was concluded that in order to achieve a better presentation of the operational and financial performance of the electric power distribution developed by its subsidiaries in Brazil, the update of the financial assets, which represent the value to be recovered at the end of the corresponding concessions (compensation value) and originally presented as financial income, could be more appropriately classified as operating income, along with other income related to its core business.

The justification of this change in criteria is detailed in footnote 2.2. (c) of the consolidated financial statements.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

In accordance with the provisions of IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", as a result of the accounting change explained in the preceding paragraphs, the Group made retrospective reclassifications to the comprehensive consolidated income statements for the period ended June 30, 2021, originally issued on July 28, 2021. The reclassifications that were carried out did not change the total assets, equity, net result, and cash flows.

For the purposes of this Press Release, all the figures presented in consolidated terms, as well as those individual figures that affect each of the distribution Companies in Brazil have been reclassified to achieve adequate comparability for the 2022 and 2021 periods.

For the purposes of a better analysis, the amounts by which financial income has decreased and other operating income has increased are presented in the figures shown in the Press Release issued on June 30, 2021:

Figures expressed in millions of US$
Affected Income Statements Lines	Accumulated	Second quarter
	June 30, 2021	April-June 2021
Other operating income	92	44
Financial income	(92)	(44)
Net effect	-	-

V.	Rounding

The figures in this report are expressed in millions of US dollars, and to facilitate their presentation they have been rounded. For this reason, it is possible that when adding the figures contained in the tables, the result is not exactly equal to the total of the table.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

SUMMARY BY BUSINESS SEGMENT

Generation and transmission

During the second quarter, the generation and transmission business registered a 9.0% increase in EBITDA compared to the same period of the previous year, reaching US$ 569 million. This is explained by better results in Brazil, Peru, and Colombia, partially offset by lower EBITDA in Argentina and Central America.

At cumulative level, EBITDA increased by 26.7%, mainly due to the change of perimeter because of the consolidation of EGPA as of April 1, 2021.

Energy sales increased by 14.9% in the period while generation decreased by 5.2%.

	June 2022	June 2021	Var %	Q2 2022	Q2 2021	Var %
Total Sales (GWh)	45,873	34,995	31.1%	22,541	19,623	14.9%
Total Generation (GWh)	25,588	22,904	11.7%	12,519	13,206	(5.2%)

Distribution

In distribution, EBITDA increased by 28.4% in the second quarter of 2022 compared to the same period of the previous year, reaching US$ 643 million. This is explained by better results in Brazil, Colombia, and Peru, partially offset by worse performance in Argentina.

At the end of June 2022, the consolidated number of clients showed an increase of 557 thousand clients or 2.2% compared to June of the previous year reaching more than 26.4 million, while physical sales increased 1.2% in the period.

	June 2022	June 2021	Var %	Q2 2022	Q2 2021	Var %
Total Sales (GWh)	60,036	59,299	1.2%	29,820	29,242	2.0%
Number of Clients (Th)	26,477	25,920	2.2%	26,477	25,920	2.2%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents (*)	US$ 2,037 million
• Cash and cash equiv. + cash investments over 90 days (*)	US$ 2,143 million
• Available committed lines of credit (**)	US$ 839 million

(*) It includes US$ 41 million of company cash reclassified in the "Assets held for sale" account. These companies are Enel Generación Fortaleza, Colombia ZE, USME, Fontibón and Bogotá.

(**) It includes two committed credit lines available between parties related to Enel Finance International (EFI). One of them from Enel Américas for an available amount of US$ 217 million and another from EGP Peru for an available balance of US$ 30 million.

The average nominal interest rate in June 2022 increased from 6.1% in December 2021 to 9.1%, mainly explained by increases in monetary rates in Brazil (CDI) and Colombia (IBR), despite the lower financial cost of Enel Américas Holding's debt. It should also be noted that there is an improvement in the financial debt margin, as a result of the new debt takeovers in Enel Colombia and Enel Américas Holding in the first half of the year.

 Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•	Enel Américas Group’s foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they take on any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$1,887 million and forwards of US$ 1,544 million (*).

•	To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 794 million.

(*) It includes US$ 73 million of company exchange rate forwards reclassified in the "Assets held for sale" account for the USME and Fontibón companies.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries, jointly controlled entities, and associates in these seven countries.

Generation and Transmission Business Segment

In total, the net installed capacity of the Enel Américas Group was 16,229 MW as of June 30, 2022. 69.2% of the consolidated generation capacity comes from hydroelectric, wind and solar sources and 30.8% from thermal sources. This capacity and the mix of energy sources have been reached with the incorporation of EGPA during 2021, which is expected to continue growing in the future, increasing over time the percentage of renewable generation sources.

The Group’s generation business is done through the following subsidiaries: Enel Generación Costanera, Enel Generación el Chocón, Central Dock Sud and Enel Green Power Argentina S.A. in Argentina, EGP Cachoeira Dourada, Enel Generación Fortaleza, EGP Volta Grande, and Enel Brasil S.A. (parent company of EGP Companies) in Brazil, Enel Green Power Costa Rica S.A., Enel Colombia S.A ESP (new Company continuing Emgesa and which also merged with Enel Green Power Colombia S.A.S ESP), Enel Green Power Guatemala S.A., Enel Green Power Panama S.R.L., and Enel Generación Perú, Enel Generación Piura, and Enel Green Power Perú S.A.C. in Peru. The electric power transmission business is mainly carried out through an interconnecting line between Argentina and Brazil, through Enel CIEN, a subsidiary of Enel Brasil, with a transmission capacity of 2,200 MW.

The following table summarizes the physical information of the generation segment, in cumulative and quarterly terms as of June 30, 2022, and 2021, for each subsidiary:

Company	Markets in which operates	Energy Sales (GWh)						Market Share
		Accumulated figures			Quarterly figures
		June 2022	June 2021%		Q2 2022	Q2 2021%		June 2022	June 2021

Enel Generación Costanera S.A.	SIN Argentina	2,782	3,224	(13.7%)	1,081	1,585	(31.8%)	2.5%	4.9%
Enel Generación El Chocón S.A.	SIN Argentina	749	1,129	(33.6%)	308	616	(50.0%)	0.7%	1.7%
Central Dock Sud	SIN Argentina	2,385	2,595	(8.1%)	1,072	1,440	(25.6%)	2.1%	3.9%
Enel Brasil (Former Enel EGP)	SICN Brasil	8,450	3,715	127.5%	4,194	3,715	12.9%	3.3%	(**)
EGP Volta Grande S.A.	SICN Brasil	765	791	(3.3%)	335	405	n.a.	0.3%	0.3%
EGP Cachoeira Dourada S.A. (*)	SICN Brasil	2,786	4,165	(33.1%)	1,331	2,158	(38.3%)	1.1%	1.7%
Enel Generación Fortaleza S.A.	SICN Brasil	2,225	2,644	(15.9%)	1,119	1,150	(2.7%)	0.9%	1.1%
Enel Trading S.A. (***)	SICN Brasil	9,031	1,659	444.4%	4,726	473	n.a.	(***)	(***)
Enel Colombia - Generación (Former Emgesa)	SIN Colombia	8,570	8,343	2.7%	4,257	4,245	0.3%	22.7%	23.3%
Enel Colombia - Generación (Former EGP Colombia)	SIN Colombia	571	28	n.a.	333	28	n.a.	1.5%	(**)
Enel Generación Perú S.A. (Edegel)	SICN Peru	5,183	5,255	(1.4%)	2,479	2,515	(1.4%)	19.0%	19.7%
Enel Generación Piura S.A. (Piura)	SICN Peru	299	330	(9.4%)	147	176	(16.4%)	1.1%	1.2%
EGP Perú	SICN Peru	498	245	103.3%	256	245	4.6%	1.8%	(**)
EGP Centroamérica	(**)	1,578	872	81.0%	902	872	3.4%	9.2%	(**)

Total		45,873	34,995	31.1%	22,541	19,623	14.9%

(*) Companies from Costa Rica, Guatemala, and Panama, participate in their local markets SEN, SEN and SIN respectively, and eventually be able to participate in the MER (Regional Electricity Market), which is a global market that covers the 6 countries of Central America.

(**) The market share of the Enel Green Power Companies that were incorporated on April 1, 2021, has not been incorporated, as three months of operation are not representative of the real market share, they have in each of their countries in 2021.

(***) Enel Trading S.A. is not a generator, but in turn, performs the trading activity of purchase and selling of electricity in Brazil. It began its operation during the first quarter of 2021, replacing the trading activities previously carried out by Cachoeira Dourada S.A. Given the size it has reached, it has been decided to incorporate the volume of energy sold in Brazil to third parties, for which sales transactions to related companies have been eliminated.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Distribution segment

Distribution business is carried out through the subsidiaries Edesur in Argentina, Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución São Paulo in Brazil, Enel Colombia S.A. ESP (new company that merged Codensa's operations) in Colombia, and Enel Distribución Perú in Peru. These companies serve major cities in Latin America, delivering electric service to more than 26.4 million customers.

The following tables show some key indicators of the distribution segment by subsidiary, in cumulative and quarterly terms as of June 30, 2022, and 2021:

Company	Energy Sales (GWh) (*)
	Accumulated figures			Quarterly figures
	June 2022	June 2021%		Q2 2022	Q2 2021%

Empresa Distribuidora Sur S.A. (Edesur)	8,514	8,176	4.1%	4,343	4,143	4.8%
Enel Distribución Río S.A.	5,777	5,915	(2.3%)	2,702	2,730	(1.0%)
Enel Distribución Ceará S.A.	6,116	6,154	(0.6%)	3,035	3,121	(2.8%)
Enel Distribución Goiás S.A.	7,391	7,337	0.7%	3,802	3,730	1.9%
Enel Distribución Sao Paulo S.A.	20,674	20,612	0.3%	10,131	9,971	1.6%
Enel Colombia - Distribution	7,418	7,048	5.2%	3,751	3,529	6.3%
Enel Distribución Perú S.A. (Edelnor)	4,146	4,057	2.2%	2,056	2,018	1.9%
Total	60,036	59,299	1.2%	29,820	29,242	2.0%

(*) Sales to end clients and tolls are included

Company	Energy losses (%)		Clients (th)

	June 2022	June 2021	June 2022	June 2021%

Empresa Distribuidora Sur S.A. (Edesur)	18.3%	20.1%	2,573	2,526	1.8%
Enel Distribución Río S.A.	21.1%	21.6%	3,084	3,008	2.5%
Enel Distribución Ceará S.A.	16.2%	15.8%	4,087	4,029	1.5%
Enel Distribución Goiás S.A.	11.3%	11.1%	3,335	3,253	2.5%
Enel Distribución Sao Paulo S.A.	10.9%	10.5%	8,131	7,968	2.1%
Enel Colombia - Distribution	7.4%	7.7%	3,755	3,663	2.5%
Enel Distribución Perú S.A. (Edelnor)	8.7%	8.6%	1,513	1,473	2.7%
Total	12.9%	13.1%	26,477	25,920	2.2%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

The following table shows energy sales revenue by business segment, customer category and country, in cumulative and quarterly terms as of June 30, 2022, and 2021:

Energy Sales Revenues	Accumulated figures (Figures in millions of US$)
	Argentina		Brazil		Colombia		Peru		Central America		Total Segments		Structure and adjustments		Total
	June 2022	June 2021	June 2022	June 2021	June 2022	June 2021	June 2022	June 2021	June 2022	June 2021	June 2022	June 2021	June 2022	June 2021	June 2022	June 2021

Generation	100	105	633	691	670	581	324	254	140	65	1,867	1,696	(400)	(382)	1,467	1,314
Regulated customers	-	-	234	171	273	343	172	133	102	44	781	691	(300)	(382)	481	309
Non regulated customers	-	-	384	231	250	197	116	97	-	-	750	524	(12)	-	738	524
Spot Market	100	105	15	289	147	41	35	22	38	21	335	479	(88)	-	247	479
Other customers	-	-	-	-	-	-	1	2	-	-	1	2	-	-	1	2

Distribution	388	330	2,875	2,783	462	413	476	432		-	4,201	3,958	-	-	4,201	3,958
Residential	155	133	1,636	1,606	229	249	449	231	-	-	2,469	2,219	-	-	2,469	2,219
Commercial	103	88	755	582	136	95	18	44	-	-	1,012	809	-	-	1,012	809
Industrial	69	60	213	258	58	42	1	93	-	-	341	452	-	-	341	452
Others	61	49	271	337	39	27	8	64	-	-	379	477	-	-	379	477

Less: Consolidation adjustments	-	-	(175)	(144)	(126)	(168)	(99)	(70)	-	-	(400)	(382)	400	382	-	-

Energy Sales Revenues	488	434	3,333	3,330	1,006	826	701	615	140	65	5,668	5,272	-	-	5,668	5,272

Variation in millions of US$ and%.	53	(12.2%)	3	0.1%	180	21.8%	85	13.8%	75	115.4%	396	7.5%	(0)	-	396	7.5%

	Quarterly figures (Figures in millions of US$)
Energy Sales Revenues	Argentina		Brazil		Colombia		Peru		Central America		Total Segments		Structure and adjustments		Total
	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021

Generation	54	62	326	303	341	300	164	129	75	65	959	860	(213)	(206)	746	654
Regulated customers	-	0	(59)	115	130	187	91	67	51	44	212	413	(137)	(206)	75	207
Non regulated customers	-	-	373	113	131	97	57	48	-	-	561	258	(7)	-	554	258
Spot Market	54	62	12	75	80	16	16	13	24	21	185	188	(68)	-	117	188
Other customers	-	-	-	-	-	-	-	1	-	-	-	1	-	-	-	1

Distribution	215	180	1,369	1,403	231	208	238	211	-	-	2,053	2,002	-	-	2,053	2,002
Residential	82	62	769	803	133	127	225	108	-	-	1,209	1,101	-	-	1,209	1,101
Commercial	54	38	376	310	58	48	8	22	-	-	496	418	-	-	496	418
Industrial	36	46	110	134	25	22	1	49	-	-	172	251	-	-	172	251
Others	42	34	115	157	15	11	4	32	-	-	175	233	-	-	175	233

Less: Consolidation adjustments	-	-	(92)	(79)	(70)	(91)	(51)	(36)	-	-	(213)	(206)	213	206	-	-

Energy Sales Revenues	268	243	1,603	1,627	502	417	351	304	75	65	2,799	2,656	-	-	2,799	2,656

Variation in millions of US$ and%.	26	(10.5%)	(23)	(1.4%)	85	20.4%	46	15.2%	9	14.4%	143	5.4%	-	(67.4%)	143	5.4%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to Enel Américas’ controlling shareholders for the period ended June 30, 2022, was US$ 577 million, representing a 60.9% increase compared to the US$ 358 million result recorded in the same period of the previous year.

During the second quarter of 2022, the income attributable to Enel Américas the shareholders’ reached US$ 211 million, representing a US$ 36 million increase compared to the second quarter of 2021, equivalent to an increase of 20.4%.

Below we present an item-by-item comparison of the income statement for the periods ended on June 30, of 2022 and 2022:

CONSOLIDATED INCOME STATEMENTS ( in millions of US$)	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Revenues	7,747	6,750	998	14.8%	3,953	3,475	479	13.8%
Sales	6,708	6,109	598	9.8%	3,357	3,095	262	8.5%
Other operating income	1,040	640	399	62.4%	597	380	217	57.1%
Procurements and Services	(4,475)	(4,145)	(330)	(8.0%)	(2,285)	(2,070)	(215)	(10.4%)
Energy purchases	(2,880)	(2,903)	23	0.8%	(1,405)	(1,380)	(25)	(1.8%)
Fuel consumption	(77)	(62)	(14)	(23.2%)	(41)	(27)	(14)	(51.8%)
Transportation expenses	(567)	(546)	(21)	(3.9%)	(302)	(280)	(22)	(7.9%)
Other variable costs	(952)	(634)	(318)	(50.1%)	(537)	(383)	(154)	(40.3%)
Contribution Margin	3,272	2,604	668	25.6%	1,668	1,405	263	18.8%
Personnel costs	(282)	(272)	(9)	(3.4%)	(150)	(129)	(21)	(16.1%)
Other fixed operating expenses	(626)	(548)	(78)	(14.2%)	(319)	(280)	(39)	(13.9%)
Gross Operating Income (EBITDA)	2,365	1,784	580	32.5%	1,199	995	204	20.5%
Depreciation and amortization	(546)	(457)	(90)	(19.6%)	(279)	(236)	(43)	(18.4%)
Impairment gains and impairment losses reversal (Impairment losses) determined in accordance with IFRS 9	(291)	(115)	(176)	(153.7%)	(195)	(65)	(130)	(200.5%)
Operating Income (EBIT)	1,527	1,213	314	25.9%	725	695	30	4.4%
Net Financial Income	(328)	(221)	(107)	(48.3%)	(220)	(92)	(128)	(138.2%)
Financial income	266	117	148	126.8%	169	64	105	162.2%
Financial expenses	(783)	(448)	(335)	(74.9%)	(436)	(249)	(187)	(75.2%)
Results by units of adjustments (hyperinflation - Argentina)	147	44	103	231.1%	90	23	67	288.6%
Foreign currency exchange differences, net	43	65	(22)	(34.3%)	(43)	69	(112)	(162.3%)
Other Non Operating Income	4	1	3	347.6%	4	1	3	380.7%
Other gains (losses)	3	0	3	n.a.	3	0	2	n.a
Results of companies accounted for by participation method	1	1	0	41.3%	1	1	0	76.1%
Net Income Before Taxes	1,204	993	211	21.2%	508	603	(95)	(15.7%)
Income Tax	(400)	(448)	48	10.8%	(178)	(347)	169	48.8%
Net Income from After Taxes	803	544	259	47.6%	331	256	75	29.2%
Net Income attributable to owners of parent	577	358	218	60.9%	211	175	36	20.4%
Net income attributable to non-controlling interest	227	186	41	21.9%	120	81	39	48.3%

Earning per share US$ (*)	0.00538	0.00390	0.00147	37.7%	0.00196	0.00163	0.00033	20.4%

(*) As of June 30, 2022, and 2021, the average number of outstanding common shares totaled 107,279,880,530 and 91,768,540,780 respectively.

11

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

EBITDA

EBITDA for the period ended on June 30, 2022, was US$ 2,365 million, which represents a US$ 580 million increase, equivalent to a 32.5% growth with respect to EBITDA of US$ 1,784 million compared to the same period ended June 30, 2021.

During the second quarter of 2022, Enel Américas' EBITDA reached US$ 1,199 million, a US$ 204 million increase compared to the second quarter of 2021, equivalent to a 20.5% increase.

The growth in these figures is mainly due to the improved economic performance of the operations in Brazil, Colombia, and Peru. In cumulative terms, the incorporation of the EGP Central and South America operations in the second quarter of 2021, with a contribution of six months compared to the three months of the previous year contribute a US $ 137 million positive variation reduced to a positive variation of US $ 27 million in the second quarter of 2022 to the EGP Central and South American Companies in both periods.

In cumulative terms, these positive effects are partially offset by the US$ 16 million negative effect of the conversion from the devaluation and net appreciation of currencies. In quarterly terms, there is a US$ 10 million positive conversion effect, given that the appreciation of the Brazilian real exceeds the devaluation of the rest of the currencies against the US dollar.

Operating income, operating costs, staff expenses, and other expenses by nature for the operations that determine our EBITDA, broken down by each business segment, are presented below, in cumulative and quarterly terms at the close of June 30, 2022:

EBITDA BY BUSINESS SEGMENT / COUNTRY (millions of US$)	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Generation and Transmission businesses:
Argentina	105	106	(1)	(1.3%)	57	63	(6)	(9.2%)
Brazil	678	729	(51)	(7.1%)	355	323	31	9.7%
Colombia	680	597	83	13.9%	344	307	37	12.2%
Peru	341	270	71	26.5%	173	142	31	21.5%
Central America	142	67	75	111.2%	76	67	9	12.8%
Revenues Generation and Transmission businesses	1,946	1,769	176	10.0%	1,005	903	102	11.3%

Distribution business:
Argentina	418	348	70	20.2%	229	191	38	20.0%
Brazil	4,251	3,748	503	13.4%	2,126	1,953	173	8.9%
Colombia	951	834	117	14.0%	488	421	67	15.8%
Peru	505	458	48	10.4%	255	224	30	13.5%
Revenues Distribution business	6,125	5,387	738	13.7%	3,097	2,789	308	11.1%

Less: consolidation adjustments and other activities	(323)	(407)	84	20.6%	(149)	(217)	68	31.5%

Total consolidated Revenues Enel Américas	7,747	6,750	998	14.8%	3,953	3,475	479	13.8%

Generation and Transmission businesses:
Argentina	(5)	(9)	3	39.7%	(3)	(5)	2	49.3%
Brazil	(261)	(490)	228	46.6%	(130)	(144)	14	9.6%
Colombia	(236)	(190)	(46)	(24.4%)	(120)	(95)	(25)	(26.2%)
Peru	(103)	(77)	(26)	(33.2%)	(50)	(42)	(8)	(19.1%)
Central America	(60)	(9)	(51)	n.a.	(28)	(9)	(19)	(197.7%)
Procurement and Services Generation and Transmission businesses	(665)	(774)	109	14.1%	(331)	(295)	(35)	(12.0%)

Distribution business:
Argentina	(317)	(242)	(76)	(31.3%)	(187)	(135)	(52)	(38.5%)
Brazil	(2,970)	(2,743)	(227)	(8.3%)	(1,502)	(1,462)	(40)	(2.7%)
Colombia	(534)	(485)	(49)	(10.1%)	(261)	(243)	(17)	(7.2%)
Peru	(336)	(306)	(30)	(9.7%)	(167)	(151)	(16)	(10.9%)
Procurement and Services Distribution business	(4,158)	(3,776)	(381)	(10.1%)	(2,117)	(1,991)	(126)	(6.3%)

Less: consolidation adjustments and other activities	347	405	(58)	(14.2%)	163	216	(54)	(24.8%)

Total consolidated Procurement and Services Enel Américas	(4,475)	(4,145)	(330)	(8.0%)	(2,285)	(2,070)	(215)	(10.4%)

12

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Continued

EBITDA BY BUSINESS SEGMENT / COUNTRY (millions of US$)	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Generation and Transmission businesses:
Argentina	(20)	(17)	(3)	(19.5%)	(11)	(9)	(2)	(22.6%)
Brazil	(9)	(11)	2	17.6%	(5)	(8)	3	34.8%
Colombia	(17)	(14)	(3)	(20.3%)	(10)	(8)	(2)	(24.2%)
Peru	(15)	(13)	(2)	(15.2%)	(8)	(7)	(1)	(16.4%)
Central America	(7)	(4)	(3)	(67.2%)	(4)	(4)	1	12.5%
Personnel Expenses Generation and Transmission businesses	(69)	(59)	(9)	(15.2%)	(37)	(35)	(2)	(5.0%)

Distribution business:
Argentina	(58)	(48)	(10)	(20.3%)	(33)	(25)	(8)	(30.8%)
Brazil	(105)	(122)	16	14.2%	(55)	(47)	(8)	(17.5%)
Colombia	(17)	(19)	2	10.5%	(8)	(10)	2	21.6%
Peru	(10)	(11)	1	8.9%	(5)	(5)	0	8.5%
Personnel Expenses Distribution business	(190)	(201)	11	5.3%	(101)	(88)	(13)	(15.2%)

Less: consolidation adjustments and other activities	(23)	(12)	(11)	(93.0%)	(12)	(7)	(6)	(85.3%)

Total consolidated Personnel Expenses Enel Américas	(282)	(272)	(9)	(3.5%)	(150)	(129)	(21)	(16.1%)

Generation and Transmission businesses:
Argentina	(18)	(16)	(2)	(10.0%)	(9)	(7)	(2)	(30.2%)
Brazil	(47)	(20)	(27)	(134.3%)	(25)	(16)	(9)	(53.9%)
Colombia	(28)	(19)	(8)	(43.2%)	(14)	(10)	(4)	(35.6%)
Peru	(27)	(21)	(5)	(24.4%)	(15)	(13)	(2)	(15.7%)
Central America	(10)	(4)	(6)	(151.3%)	(6)	(4)	(2)	(39.3%)
Other Expenses Generation and Transmission businesses	(129)	(81)	(48)	(59.7%)	(68)	(50)	(18)	36.0%

Distribution business:
Argentina	(76)	(57)	(19)	(33.5%)	(37)	(32)	(6)	(17.4%)
Brazil	(324)	(301)	(23)	(7.6%)	(165)	(141)	(23)	(16.6%)
Colombia	(42)	(50)	7	14.4%	(22)	(25)	3	13.8%
Peru	(26)	(23)	(3)	(14.1%)	(13)	(12)	(1)	(8.0%)
Other Expenses Distribution business	(469)	(431)	(38)	(8.8%)	(236)	(210)	(26)	(12.6%)

Less: consolidation adjustments and other activities	(28)	(36)	8	23.2%	(14)	(20)	6	27.8%

Total consolidated Other Expenses Enel Américas	(626)	(548)	(78)	(14.2%)	(319)	(280)	(39)	(13.9%)

EBITDA

Generation and Transmission businesses:
Argentina	62	64	(3)	(4.3%)	35	42	(7)	(17.5%)
Brazil	360	209	152	72.8%	195	156	39	25.2%
Colombia	399	374	25	6.8%	200	193	7	3.5%
Peru	197	158	39	24.4%	101	81	19	24.0%
Central America	65	50	15	30.5%	38	50	(11)	(22.7%)
EBITDA Generation and Transmission businesses	1,083	854	228	26.7%	569	522	47	9.0%

Distribution business:
Argentina	(32)	2	(34)	n.a.	(28)	(1)	(27)	n.a.
Brazil	852	581	270	46.5%	404	303	101	33.5%
Colombia	356	280	77	27.4%	197	142	55	38.5%
Peru	133	117	16	13.5%	70	56	13	23.6%
EBITDA Distribution business	1,309	980	329	33.5%	643	500	142	28.4%

Less: consolidation adjustments and other activities	(27)	(50)	23	46.9%	(13)	(28)	15	52.8%

Total consolidated EBITDA Enel Américas	2,365	1,784	580	32.5%	1,199	995	204	20.5%

13

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

EBITDA GENERATION AND TRANSMISSION SEGMENT

Argentina:

ARGENTINA	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Enel Generación Costanera	26	29	(3)	(10.5%)	16	20	(4)	(21.4%)
Enel Generación Chocón	12	13	(1)	(7.1%)	6	8	(2)	(25.8%)
Central Dock Sud	24	23	1	3.9%	13	15	(1)	(8.7%)

EBITDA Generation Business	62	64	(3)	(4.3%)	35	42	(7)	(17.5%)

EBITDA of our generation subsidiaries in Argentina reached US$ 62 million as of June 2022, representing a US$ 3 million decrease compared to the same period of the previous year. The main variables, by subsidiary, that explain this decrease until June 2022, are described below:

Enel Generación Costanera S.A.: Lower EBITDA of US$ 3 million mainly due to the negative conversion effect from the devaluation of the Argentine peso against the US dollar, partially offset by higher EBITDA in local currency due to readjustments in the permitted collections of regulatory bodies in Argentina.

Enel Generación Costanera's operating income remains in line with the one recorded on June 30, 2021. This is mainly explained by: (i) US$ 12 million higher revenues due to the application of the new regulation pursuant to Resolution No. 238/2022, which increases prices by 30% retroactively from February 2022, plus an additional 10% from June and an improvement in the power payment by eliminating the usage factor, and (ii) US$ 3 million for the effect of extraordinary income from the payment of insurance claims. The above effects were almost fully offset by: (i) US$ 12 million lower revenues due to the negative conversion effect as a result of the devaluation of the Argentine peso against the US dollar, and (ii) US$ 3 million lower revenues due to lower sales volume (-442 GWh) as a result of lower unit availability.

Operating costs were in line with those presented in the same period of the previous year.

Staff costs increased by US$ 2 million and are explained by a US$ 6 million salary increases partially offset by a US$ 4 million decrease as a result of the devaluation of the Argentine peso against the US dollar.

Other expenses by nature increased by US$ 1 million as a result of higher costs for third-party services totaling US$ 3 million, partially offset by a US$ 2 million decrease as a result of the devaluation of the Argentine peso against the US dollar.

Regarding the second quarter of 2022, our subsidiary Enel Generación Costanera reached an EBITDA of US$ 16 million, US$ 4 million less than the amount registered in the same period of 2021. This decrease is explained by: (i) US$ 6 million lower EBITDA due to the conversion effect caused by the devaluation of the Argentine peso against the US dollar; (ii) US$ 5 million lower revenues due to lower sales volume (-504 GWh) as a result of decreased unit availability. All of the above partially offset by: (i) US$ 5 million higher revenues from the application of the new Resolution No. 238/2022, which increases prices by 30% retroactively from February 2022, plus an additional 10% from June, and (ii) US$ 2 million higher revenues due to extraordinary income from the payment of insurance claims.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Enel Generación El Chocón.: Lower EBITDA of US$ 1 million mainly due to the negative conversion effect stemming from the devaluation of the Argentine peso against the US dollar, partially offset by higher EBITDA in local currency due to the readjustments in the permitted collections of the regulatory bodies in Argentina.

Enel Generación El Chocón's operating income increased by US$ 1 million, or 2.7% as of June 2022 compared to the previous year. The increase is mainly explained by US$ 7 million higher revenues as a result of the application of the new Resolution No. 238/2022, which increased prices by 30% retroactively from February 2022, plus an additional 10% from June and an improvement in the power payment by eliminating the use factor. The foregoing was partially offset by: (i) US$ 5 million lower revenues due to the negative conversion effect as a result of the devaluation of the Argentine peso against the US dollar, and (ii) US$ 1 million lower volume of energy sales (-380 GWh), as a result of lower dispatch due to restrictions of the AIC (Interjurisdictional Authority of Basins), due to the low level of the reservoir.

Operating Costs were in line with June 2021.

Staff costs increased by US$ 1 million as a result of US$ 2 million wage increases partially offset by US$ 1 million of lower costs as a result of the conversion effect caused by the devaluation of the Argentine peso against the US dollar.

Other expenses by nature increase by US$ 1 million as a result of increased third-party services totaling US$ 2 million, partially offset by US$ 1 million of lower costs as a result of the conversion effect caused by the devaluation of the Argentine peso against the US dollar.

Regarding the second quarter of 2022, our subsidiary Enel Generación El Chocón reached an EBITDA of US$ 6 million, US$ 2 million less than the amount registered in the same period of 2021. This decrease is explained by (i) US$ 2 million of lower EBITDA due to the conversion effect caused by the devaluation of the Argentine peso against the US dollar; (ii) US$ 1 million less in revenue due to lower sales volume (-308 GWh) stemming from lower unit availability; (iii) US$ 2 million higher costs for greater services contracted from third parties, and (iv) US$ 1 million higher costs of for salary increases. All of the above partially offset by US$ 4 million higher revenues from the application of the new Resolution No. 238/2022, which increases prices by 30% retroactively from February 2022, plus an additional 10% from June.

Central Dock Sud: Higher EBITDA of US$ 1 million mainly due to the collection readjustments allowed by regulatory bodies in Argentina, partially offset by the conversion effect of the Argentine peso against the US dollar.

Central Docksud's operating income decreased by US$ 1 million compared to the one registered on June 30, 2021. This situation is explained by US$ 10 million lower revenues due to the negative conversion effect as a result of the devaluation of the Argentine peso against the US dollar, partially offset by US$ 9 million higher revenues due to the application of the new Resolution No. 238/2022, which increased prices by 30% retroactively from February 2022, plus an additional 10% from June and an improvement in the power payment by eliminating the usage factor.

Operating costs registered a positive US$ 2 million effect mainly as a result of lower transport costs and lower gas consumption.

15

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Staff costs increased by US$ 1 million explained by US$ 2 million in salary increases, partially offset by the US$ 1 million positive conversion effect stemming from the devaluation of the Argentine peso against the US dollar.

Other expenses by nature were in line with those presented in the same period of the previous year.

In the second quarter of 2022, Central Dock Sud registered an EBITDA of US$ 13 million as of June 30, 2022, US$ 1 million less than the figure presented on the same date of the previous year. This decrease is explained by: (i) US$ 4 million lower income as a result of the negative conversion effect from the devaluation of the Argentine peso against the US dollar, and (ii) US$ 1 million higher salary costs. All of the above partially offset by US$ 3 million higher revenues from the application of the new Resolution No. 238/2022, which increased prices by 30% retroactively from February 2022, plus an additional 10% from June and an improvement in the power payment by eliminating the use factor, and (ii) US$ 1 million for lower costs incurred in energy transportation and lower gas consumption.

16

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Brazil

BRAZIL	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

EGP Cachoeira Dourada	25	27	(2)	(6.2%)	10	12	(3)	(22.4%)
Enel Generación Fortaleza	67	47	21	44.1%	42	29	13	45.3%
EGP Volta Grande	34	29	5	18.2%	18	15	3	21.3%
Enel Cien	25	23	2	8.7%	13	12	1	7.5%
Enel Trading	15	7	8	111.3%	2	13	(11)	(86.6%)
EGP Brasil	193	75	118	155.9%	112	75	36	47.9%

EBITDA Generation and Transmission Businesses	360	209	152	72.8%	195	156	39	25.2%

EBITDA of our generation and transmission subsidiaries in Brazil reached US$ 360 million as of June 2022, representing a US$ 152 million increase compared to the same period of the previous year. The main variables, by subsidiary, that explain this increase in results as of June 2022, are described below:

EGP Cachoeira Dourada S.A.: Lower EBITDA of US$ 2 million mainly due to lower sales as a result of the transfer of electric power intermediation operations to Enel Trading.

Operating income decreased by US$ 266 million, equivalent to 79.9% as of June 2022. The decrease is mainly explained by: (i) US$ 218 million lower energy sales because of energy imports from Argentina and Uruguay, given the improvement in water conditions in Brazil, and (ii) US$ 50 million lower volume of physical energy sales (-1,379 GWh) as a result of lower volume of intermediation of electric power (now carried out by Enel Trading Brasil). These effects were partially offset by US$ 2 million of positive conversion effects from the appreciation experienced by the Brazilian real against the US dollar during the first half of 2022.

Operating costs decreased by US$ 264 million or 87.7%, mainly due to: (i) US$ 216 million for lower energy purchases from Argentina and Uruguay given the improvement of water conditions in Brazil; (ii) US$ 49 million lower volume of energy purchases (-1,080 GWh) as a result of the transfer of trading contracts to Enel Trading Brasil. These effects were partially offset by US$ 1 million positive conversion effect from the appreciation experienced by the Brazilian real against the US dollar during the first half of 2022.

Staff costs were in line with those presented in the same period of the previous year.

Other expenses by nature were in line with those presented in the same period of the previous year.

In quarterly terms, EBITDA was US$ 3 million lower than the one registered in the second quarter of 2021, which is explained by lower net operating income due to the lower physical sale of electricity (-827 GWh), due to the transfer of the operations of electricity contract intermediation to the subsidiary Enel Trading Brasil.

17

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Enel Generación Fortaleza: Higher EBITDA of US$ 21 million mainly due to lower production costs, given that it has not been necessary to carry out own production to comply with energy supply contracts.

Enel Generación Fortaleza's operating income was in line with the one recorded in the first half of 2021, which is mainly explained by: US$ 44 million lower energy sales due to lower physical sales volume (-419 GWh) due to the lower own generation of the Fortaleza plant, which prevented the generation of excess energy that existed during the same period of 2021, and that was sold on the spot market. The above offset by: (i) better average sales prices that accounted for US$ 36 million of higher sales; and (ii) US$ 8 million positive conversion effect from the appreciation experienced by the Brazilian real against the US dollar during the first half of 2022.

Operating costs decreased by US$ 20 million, mainly due to US$ 28 million lower energy purchases. The foregoing was partially offset by: (i) US$ 2 million higher fuel costs, and (ii) US$ 6 million higher costs due to the appreciation of the Brazilian real against the US dollar.

Staff costs were in line with those presented in the same period of the previous year.

Other expenses by nature decreased by US$ 1 million due to lower insurance premium costs compared to the previous year.

In the second quarter, Enel Generación Fortaleza reached an EBITDA of US$ 42 million, US$ 13 million more than the one achieved in the same period of 2021.

This increase is mainly due to: (i) US$ 26 million for increased revenue from higher average sales prices; (ii) US 14 million lower energy purchases due to the lower physical sale of energy, and (iii) US$ 3 million from the positive conversion effect due to the appreciation of the Brazilian real against the US dollar. All of the above was partially offset by: (i) US$ 22 million lower revenues due to lower sales volume in the second quarter (-31 GWh), and (ii) US$ 8 million higher costs in fuel purchase.

Enel Green Power Volta Grande: Higher EBITDA of US$ 6 million mainly due to lower value of energy purchased and a positive conversion effect from the appreciation of the Brazilian real against the US dollar.

The operating income of Enel Green Power Volta Grande increased by US$ 3 million mainly due to: (i) US$ 7 million for further upgrade of concession assets (RBO), as a result of HICP that in the first half of 2022 was higher than the one that registered in 2021 (5.5% in 2022 v/s 3.9% in 2021); and (ii) a US$ 3 million positive conversion effect resulting from the appreciation of the Brazilian real against the US dollar in the first half of 2022. The above effects are partially offset by US$ 7 million lower revenues mainly due to lower energy price in the market in the first half of 2022 compared to the same period of 2021 (125R$/GWh vs 200R$/GWh), together with a lower volume of physical energy sale (-26 GWh).

Operating costs decreased by US$ 3 million as a result of the lower cost of energy purchased due to the fall in market prices.

Staff costs were in line with the same period of the previous year.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Other expenses by nature were in line with the same period of the previous year.

In the second quarter of 2022, EBITDA of Enel Green Power Volta Grande reached US$ 18 million, US$ 3 million more than the figure reached in the same period of 2021. This increase is due to: (i) US$ 4 million higher revenues due to the greater upgrade of the concession assets (RBO) as a result of HICP that in 2022 reached 2.8% versus 1.7% during the same period of 2021; (ii) US$ 3 million lower costs in energy purchases as a result of the fall in market prices of spot purchases, and (iii) US$ 1 million higher revenues due to the positive conversion effect from the appreciation of the Brazilian real with respect to the US dollar. All of the above was partially offset by US$ 5 million of lower sale revenue due to the drop in market prices of spot sales, together with a lower volume of physical energy sales (-70 GWh).

Enel Cien S.A.: Higher EBITDA of US$ 2 million compared to the same period of the previous year, explained by a US$ 1 million increase due to higher revenues because of the readjustment of the annual collection allowed, and US$ 1 million increase due to the positive conversion effect from the appreciation of the Brazilian real against the US dollar.

In the second quarter of 2022, Enel CIEN S.A. increased its EBITDA by US$ 1 million as a result of the positive conversion effect due to the appreciation of the Brazilian real against the US dollar.

Enel Trading Brasil S.A.: Higher EBITDA of US$ 8 million as a result of a higher purchase and sale volume of traded electricity (+3 TWh),

Enel Trading Brasil's operating income increased by US$ 148 million mainly due to: (i) US$ 124 million for higher volume of energy traded (+ 3 TWh) in the first half of 2022, even though the average sales prices were lower than those registered in the same period of 2021 (172 R$/GWh in the first half of 2022 versus 208 R$/GWh in the first half of 2021); and (ii) a US$ 24 million positive effect in sales income stemming from the conversion effect due to the appreciation of the Brazilian real against the US dollar.

Enel Trading Brasil's operating costs increased by US$ 138 million compared to the same period last year, mainly due to: (i) US$ 124 million for higher volumes of energy purchases (+3 TWh) and lower average purchase prices (R$168 /GWh in 2022 vs 206 R$/GWh in 2021); and (ii) US$ 14 million negative effect on operating costs resulting from the conversion effect due to the appreciation of the Brazilian real against the US dollar.

Staff costs increased by US$ 2 million, due to increased staff incorporation as compared to the first quarter of 2021.

Other expenses by nature were in line with the first half of the previous year.

In the second quarter of 2022, Enel Trading Brasil S.A., reached an EBITDA of US$ 2 million as a result of the net margin achieved in the purchase and sale of energy for a total of 6 TWh, that despite being slightly higher than the electricity trading in the same period of 2021, their prices were lower than those from the previous year. The above explains the US$ 11 million decrease in EBITDA, compared to the US$ 13 million achieved in 2021.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

EGP Brasil companies: Group of Companies included in the consolidation perimeter as of April 2021: US$ 118 million higher EBITDA mainly due to comparing the six months in 2022 with the three months of incorporation in 2021, together with an increase in energy generation as a result of the entry of new renewable energy projects.

Operating income increased by US$ 124 million, mainly explained by (i) US$ 115 million higher volumes of energy sales as a result of comparing 8,450 GWh equivalent to six months in 2022 with 3,715 GWh of the three months corresponding to 2021, and additionally the entry into operation of an additional 954 MW of installed capacity in renewable energy projects; and (ii) US$ 9 million from the positive conversion effect as a result of the appreciation of the Brazilian real against the US dollar.

Operating costs remain in line with those of the previous year, despite the difference in comparison periods, given that during 2022 the costs of energy purchases were much lower than those registered during 2021.

Staff Costs decreased by US$ 4 million as a result of the restructurings that occurred in the merger between EGP Brasil and Enel Brasil towards the end of 2021.

Other expenses by nature increased by US$ 10 million due to increased third-party services, repairs and maintenance associated with the greater number of months incorporated into the consolidation compared to 2021.

In the second quarter of 2022, Enel Green Power Brasil's EBITDA increased by US$ 36 million mainly due to: (i) US$ 28 million lower energy purchases, (ii) US$ 4 million lower staff costs, and (iii) US$ 4 million positive conversion effect as a result of the appreciation of the peso against the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Colombia

COLOMBIA	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Enel Colombia - Generation (Former Emgesa and EGP Colombia)	399	374	25	6.8%	200	193	7	3.5%

EBITDA Generation Business	399	374	25	6.8%	200	193	7	3.5%

EBITDA in the generation segment of our Enel Colombia subsidiary reached US$ 399 million as of June 2022, representing a US$ 25 million increase compared to June 2021. The main variables that explain this situation are described below:

Enel Colombia – Generation (Former Emgesa): Higher EBITDA of US$ 25 million mainly due to a higher physical sales volume and better average sales, partially offset by the negative conversion effect from the devaluation of the Colombian peso against the US dollar.

Enel Colombia’s operating income (Former Emgesa and EGP Colombia) increased by US$ 83 million or 13.8% as of June 2022. This increase is mainly explained by (i) a US$ 95 million price effect for higher average sales prices (271 COP/kWh in 2022 vs 240 COP/kWh in 2021) for higher PPI; and (ii) US$ 48 million for higher physical sales volumes (+770 GWh), incorporating both the former Emgesa plants and the former EGP plants. All of the above partially offset by a US$ 60 million negative conversion effect related to the devaluation of the Colombian peso against the US dollar.

Operating costs increased by US$ 46 million and are explained by: (i) a US$ 30 million increase related to energy purchases as a result of higher purchase price, and (ii) US$ 34 million higher transportation and other supply costs. All of the above partially offset by a US$ 18 million positive conversion effect related to the devaluation of the Colombian peso against the US dollar.

Staff costs increased by US$ 3 million mainly because of (i) US$ 2 million higher salary costs due to an increase in the number of outsourced staff, and (ii) US$ 1 million for salary increases due to inflation.

Other expenses by nature increased by US$ 9 million as a result of (i) US$ 7 million increases in other third-party services and readjustments of Colombian CPI, and (ii) US$ 2 million withholding dividends from subsidiaries in Central America.

In the second quarter of 2022, Enel Colombia - Generation achieved an EBITDA of US$ 200 million, increasing by US$ 7 million the figure registered in the second quarter of 2021. This increase is mainly explained by (i) US$ 37 million higher revenues attributable to higher average sales prices (271 COP/kWh in 2022 vs 247COP/kWh in 2021) due to higher PPI; and (ii) US$ 30 million for higher physical sales volumes (+317 GWh), incorporating both the former Emgesa plants and the former EGP plants. All of the above partially offset by: (i) US$ 18 million higher cost in energy purchase composed of a higher average purchase price totaling US$ 10 million and US$ 8 million from higher purchase volumes; (ii) US$ 26 million higher transportation and other supply costs, and a US$ 16 million negative conversion effect related to the devaluation of the Colombian peso against the US dollar.

21

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Peru

PERU	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Enel Generación Perú	135	117	18	15.3%	70	60	10	16.8%
Enel Generación Piura	23	19	4	21.1%	12	9	3	35.2%
Chinango	25	18	6	35.6%	12	8	4	45.7%
EGP Perú	14	4	10	n.a	6	4	2	66.6%

EBITDA Generation Business	197	158	39	24.4%	101	81	19	24.0%

EBITDA of our generation subsidiaries in Peru reached US$ 197 million as of June 2022, representing a US$ 39 million increase compared to the same period of the previous year. The main variables, by subsidiary, which explain the increase in the result to June 2022, are described below:

Enel Generación Perú S.A.: Higher EBITDA of US$ 18 million mainly due to higher revenues because of increased average sales prices partially offset by higher sales costs from the purchase of fuel and transportation expenses as a result of greater thermal generation, due to worsening water conditions in Peru.

Operating income increased by US$ 48 million, or 22.4% as of June 2022. This increase is explained by a US$ 52 million increase in revenues due to higher average sales prices mainly due to indexation of free and regulated customer rates, partially offset by the US$ 4 million negative conversion effect from the devaluation experienced by the Peruvian sun against the US dollar.

Operating costs increased by US$ 26 million, mainly because of: (i) US$ 16 million for increased energy purchases in the spot market; and (ii) US$ 11 million higher transportation and fuel costs due to the increase in thermal generation. The above was partially offset by the US$ 1 million positive conversion effect from the devaluation experienced by the Peruvian sun against the US dollar.

Enel Generación Peru's staff costs increased by US$ 2 million as a result of salary increases.

Other expenses by nature increased by US$ 2 million during the first half of 2022 mainly due to increased outsourced services, repairs, and maintenance.

In the second quarter of 2022, Enel Generación Perú reached a US$ 70 million EBITDA with a 17% growth in relation to the US$ 60 million registered in the same period of 2021. The US$ 10 million increase in EBITDA is explained by US$ 25 million due to higher sales volume (+479 GWh). The foregoing partially offset by: (i) a US$ 9 million negative effect from extraordinary income from an out-of-court settlement with Calidda recognized during the second quarter of 2021, (ii) US$ 5 million higher costs due to higher energy purchases at a higher spot price, and (iii) US$ 1 million higher salary costs.

Enel Generación Piura S.A.: Higher EBITDA of US$ 4 million mainly due to higher revenues because of increased average sales prices, partially offset by higher sales costs resulting from the purchase of energy and fuel.

Operating income increased by US$ 6 million mainly explained by better average sales prices related to the indexation of prices of mainly regulated customer rates totaling US$ 7 million, partially offset by US$ 1 million lower income due to the negative conversion effect from the devaluation of the Peruvian nuevo sol with the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Operating costs increased by US$ 2 million mainly due to higher energy purchases and higher fuel costs.

In the second quarter of 2022, Enel Generación Piura's EBITDA reached US$ 12 million, US$ 3 million more than the one registered in the same period of the previous year, the main effect of this growth is due to US$ 4 million better average sales prices, partially offset by US$ 1 million higher fuel consumption and energy purchases.

Chinango S.A.: US$ 6 and US$ 4 million higher EBITDA in cumulative and quarterly terms respectively, mainly due to higher revenues associated with better average sales prices mainly due to the indexation of regulated clients.

Enel Green Power Perú and subsidiaries (“Enel Green Power Perú”): Group of Companies included in the consolidation perimeter as of April 2021: Higher EBITDA of US$ 10 million mainly due to comparing six months in 2022 with the three months of incorporation in 2021, together with better average sales prices.

Operating income increased by US$ 14 million, mainly explained by (i) US$ 10 million due to higher energy sales volumes as a result of comparing 498 GWh equivalent to six months of 2022 versus 245 GWh of the three months corresponding to 2021, and (ii) US$ 4 million for better average sales prices.

Operating costs increased by US$ 1 million, which corresponds to higher energy transport costs, due to the greater volume of energy transported.

Other expenses by nature increased by US$ 3 million due to increased third-party services, repairs and maintenance associated with the greater number of months incorporated into the consolidation compared to 2021.

In the second quarter of 2022, Enel Green Power Perú's EBITDA increased by US$ 2 million mainly due to higher revenues from energy sales as a result of better average sales prices.

23

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Central America

CENTRAL AMERICA	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

EGP Costa Rica	3	3	0	16.0%	2	3	(1)	(22.7%)
EGP Guatemala	21	7	14	190.9%	12	7	5	72.9%
EGP Panamá	40	39	1	2.5%	24	39	(16)	(40.0%)

EBITDA Generation Business	65	50	15	30.5%	38	50	(11)	(22.7%)

Enel Green Power Costa Rica S.A. and subsidiaries (EGP Costa Rica):
Group of Companies included in the consolidation perimeter as of April 2021. EBITDA slightly higher than the previous year due to the consideration of six months during the year 2022 versus the three months considered in the year 2021.

Operating income increased by US$ 4 million, mainly explained by higher energy sales volumes as a result of comparing 78 GWh equivalent to six months in 2022 versus 40 GWh for the three months corresponding to 2021.

Staff expenses increased by US$ 1 million which corresponds to higher salary costs for the six months in 2022 versus three months in 2021.

Other expenses by nature increased by US$ 3 million due to increased third-party services, repairs and maintenance associated with the greater number of months incorporated into the consolidation compared to 2021.

In the second quarter of 2022, Enel Green Power Costa Rica's EBITDA decreased by US$ 1 million mainly due to increased services hied from third parties.

Enel Green Power Guatemala: Group of Companies included in the consolidation perimeter as of April 2021. Higher EBITDA of US$ 14 million both because of comparing the six months in 2022 versus three months of incorporation in 2021, and a higher physical sales volume recorded during 2022.

Operating income increased by US$ 45 million, mainly explained by higher energy sales volumes as a result of comparing 636 GWh equivalent to six months in 2022 versus 296 GWh for the three months corresponding to 2021.

Operating costs increased by US$ 27 million corresponding to higher energy purchases due to the comparison of six months in 2022 versus three months in 2021.

Staff costs increased by US$ 1 million corresponding to higher salary costs due to the comparison of the six months in 2022 versus three months in 2021.

Other expenses by nature increased by US$ 3 million due to increased third-party services, repairs and maintenance associated with the greater number of months incorporated into the consolidation compared to 2021.

In the second quarter of 2022, Enel Green Power Guatemala's EBITDA increased by US$ 5 million as a result of a higher physical energy sales volume of US$ 14 million (+117GWh), partially offset by higher operating costs due to higher volumes of physical energy purchases.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Enel Green Power Panamá S.R.L. and subsidiaries (Enel Green Power Panamá): Group of Companies included in the consolidation perimeter as of April 2021. EBITDA slightly higher than the one registered in the previous year given the six months in 2022 versus the three months considered in 2021, partially offset by lower generation of the Fortuna plant in 2022.

Operating income increased by US$ 49 million, mainly explained by higher energy sales volumes as a result of comparing 874 GWh equivalent to six months in 2022 versus 537 GWh for the three months corresponding to 2021.

Operating costs increased by US$ 43 million, corresponding to higher energy purchases caused by: (i) US$ 36 million higher energy purchases to comply with the contracts with customers, as a result of lower generation of the Fortuna plant, and (ii) US$ 7 million higher costs for the six months in 2022 versus the three months in 2021.

Staff costs increased by US$ 1 million which corresponds to higher salary costs for the six months in 2022 versus three months in 2021.

Other expenses by nature increased by US$ 4 million due to increased third-party services, repairs and maintenance associated with the increased number of months incorporated into the consolidation compared to 2021.

In the second quarter of 2022, Enel Green Power Panamá's EBITDA decreased by US$ 16 million, mainly as a result of higher energy purchases from other generators to meet the commitments to customers, given the lower generation of the Fortuna hydroelectric plant.

25

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

EBITDA DISTRIBUTION SEGMENT

Argentina

ARGENTINA	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Edesur	(32)	2	(34)	n.a.	(28)	(1)	(27)	n.a

EBITDA Distribution Business	(32)	2	(34)	n.a	(28)	(1)	(27)	n.a

EBITDA of our distribution subsidiary in Argentina reached a negative amount of US$ 32 million as of June 2022, which represents a US$ 34 million decrease compared to June 2021. The main variables of our distribution subsidiary in Argentina, which explain this decrease in the June 2022 Results are described below:

Operating income increased by US$ 70 million, or 20.2% as of June 2022, which is mainly explained by: (i) US$ 179 million for tariff readjustments approved by the regulatory authority in resolution No. 172 of May 31, 2022, with an average readjustment of 13% for residential clients and 17% to non-residential clients less than 300 Kw, retroactively from February 2022, and (ii) US$ 20 million for higher physical sales in the first half of 2022 (+ 338 GWh). The above effects are partially offset by US$ 129 million due to the negative conversion effect as a result of the devaluation of the Argentine peso against the US dollar.

Operating costs increased by US$ 76 million mainly due to: (i) US$ 23 million for higher volume of energy purchases (+ 554 GWh); (ii) US$ 135 million for higher price in energy purchases; (iii) US$ 4 million for quality penalties in the provision of service, and (iv) US$ 16 million increase for other supplies and variable services associated with the increase in sales volume, and the readjustment of inflation rates. The above effects were partially offset by US$ 98 million from the positive conversion effect from the devaluation of the Argentine peso against the US dollar.

Staff costs increased by US$ 10 million, mainly due to a US$ 38 million increase due to salary increases, explained by the recognition of inflation and by higher overtime; partially offset by: (i) a US$ 18 million decrease due to a positive conversion effect as a result of the devaluation of the Argentine peso against the US dollar; and (ii) US$ 10 million due to higher labor cost activations in capitalizable projects.

Other expenses by nature increased by US$ 18 million compared to the same period of the previous year basically because of US$ 42 million for higher expenses for outsourced services, repairs, maintenance of network operations and other variables, expenses that were partially offset by US$ 24 million of a positive conversion effect from the devaluation of the Argentine peso against the US dollar.

Regarding the second quarter of 2022, the EBITDA of our distribution segment in the subsidiary EDESUR reached a negative amount of US$ 28 million, US$ 27 million less than the EBITDA reached in the same period of the previous year.

This lower EBITDA is mainly explained by: (i) US$ 119 million higher costs in energy purchases composed of US$ 23 million higher volume and US$ 96 million higher average purchase prices; (ii) US$ 30 million higher staff costs due to salary increases caused by adjustments for inflation and overtime. All of the above partially offset by US$ 122 million higher sales revenues as a result of a higher volume of energy totaling US$ 14 million (+200 GWh), US$ 108 million better average sales prices due to tariff increases authorized by the Argentine regulation.

26

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

ARGENTINA
Subsidiaries	Energy Losses (%)			Clients (in millions)
	June 2022	June 2021	% Change	June 2022	June 2021	% Change

Edesur	18.3%	20.1%	(9.0%)	2.57	2.53	1.8%

Total Distribution Business	18.3%	20.1%	(9.0%)	2.57	2.53	1.8%

Brazil:

BRAZIL	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Enel Distribución Río	169	133	36	26.7%	61	62	(1)	(1.6%)
Enel Distribución Ceará	178	124	54	43.3%	100	76	24	32.4%
Enel Distribución Goiás	93	60	33	54.2%	46	29	17	58.7%
Enel Distribución Sao Paulo	412	264	148	56.2%	196	136	61	44.8%

EBITDA Distribution Business	852	581	270	46.5%	404	303	101	33.5%

EBITDA of our distribution subsidiaries in Brazil reached US$ 852 million as of June 2022, representing a US$ 270 million increase compared to the same period of the previous year. The main variables by subsidiary, which explain this increase to June 2022, are described below:

Enel Distribución Río S.A.: Higher EBITDA of US$ 36 million, mainly due to increased revenues from tolls associated with unregulated customers, lower transport costs due to lower network use fees and a positive conversion effect caused by the appreciation of the Brazilian real against the US dollar.

Operating income at Enel Distribución Río increased by US$ 89 million, or 17.6% as of June 2022, which is mainly explained by: (i) US$ 27 million for higher average sales prices, due to the effect of tariff readjustment due to inflation; (ii) a US$ 41 million increase in other operating income, mainly explained by higher construction revenues from the application of IFRIC 12 "Service Concession Agreements" (hereinafter "IFRIC 12"); (iii) US$ 25 million higher income from the upgrade of financial assets associated with IFRIC 12; (iv) US$ 12 million higher revenues from fines to customers for late payments; (v) US$ 63 million higher revenues from energy tolls customers in the non-regulated market, and (vi) US$ 45 million of positive conversion effect originated from the appreciation of the Brazilian real against the US dollar. All of the above, partially offset by: (i) US$ 77 million of lower revenues due to lower volume of energy sales (- 138 GWh) related to lower temperatures registered during the first half of 2022 compared to the same period of 2021, causing a decreased consumption of electrical energy from appliances such as air conditioning, and (ii) US$ 47 million of lower revenues received from regulatory assets as a result of the improvement in hydrological conditions.

Operating costs increased by US$ 41 million, or 8.3% as of June 2022, compared to June 2021 and are mainly explained by (i) a US$ 31 million negative conversion effect from the appreciation of the Brazilian real against the US dollar; (ii) US$ 41 million higher other variable supplies and services due to construction costs stemming from the application of IFRIC 12; (iii) US$ 8 million associated with higher variable costs. The above, partially offset by (i) US$ 29 million lower costs in the purchase of energy mainly due to lower average purchase prices, and (ii) US$ 10 million lower transport costs due to lower tariffs in the use of networks.

27

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Staff costs remained in line with the same period of the previous year.

Other expenses by nature increased by US$ 12 million mainly by: (i) US$ 5 million increased services hired from third parties; (ii) US$ 2 million for increased judicial contingencies, and (iii) US$ 4 million higher costs due to the negative effect as a result of the appreciation of the Brazilian real against the US dollar.

Regarding the second quarter of 2022, EBITDA of our distribution segment in the subsidiary Enel Distribución Río reached US$ 61 million, US$1 million less than the figure reached in the second quarter of 2021. This decrease is mainly due to: (i) US$ 32 million from lower physical sales volume (- 28 GWh); (ii) US$ 64 million due to lower revenues from sectoral assets; (iii) $2 million increased amount of energy purchased to meet demand and energy losses; (iv) US$ 4 million for higher variable costs; (v) US$ 5 million from increased services hired from third parties, and (vi) US$ 5 million for greater provisions for judicial contingencies. All of the above partially offset by: (i) a US$ 5 million positive conversion effect due to the appreciation experienced by the Brazilian real against the US dollar; (ii) US$ 29 million for lower energy purchase prices; (iii) US$ 11 million for higher revenues as a result of higher average sales prices given the tariff readjustments and the corresponding inflation; (iv) US$ 2 million lower costs due to a decreased network usage fees; (v) US$ 18 million higher income from the upgrade of financial assets associated with IFRIC 12, (vi) US$ 6 million for higher revenue from customer fines for late payments, and (vii) US$ 40 million higher revenues from energy tolls for customers in the non-regulated market.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (in millions)
	June 2022	June 2021	% Change	June 2022	June 2021	% Change

Enel Distribución Río	21.1%	21.6%	(2.3%)	3.08	3.01	2.5%

Enel Distribución Ceará S.A.: Higher EBITDA of US$ 54 million, mainly due to higher average sales prices and a positive conversion effect from the appreciation of the Brazilian real against the US dollar during the first quarter of 2022.

Operating income at Enel Distribución Ceará increased by US$ 183 million, or 28.7% as of June 2022, which is mainly explained by: (i) US$ 32 million for higher average sales prices, due to the effect of tariff readjustment due to inflation; (ii) US$ 47 million of positive conversion effect caused by the appreciation of the Brazilian real against the US dollar; (iii) US$ 16 million higher energy toll revenues for customers in the unregulated market; (iv) a US$ 62 million increase in other operating income mainly explained by higher construction revenues from the application of IFRIC 12, (v) US$ 20 million higher revenues from sectoral assets and liabilities, and (v) US$ 16 million of higher income from the upgrade of financial assets associated with IFRIC 12. All of the above partially offset by US$ 10 million due to lower sales volume (-38 GWh).

Operating costs increased by US$ 116 million, or 25.9% as of June 2022, compared to June 2021 and are mainly explained by: (i) US$ 22 million higher energy purchase costs mainly due to higher average purchase prices, (ii) US$ 32 million negative conversion effect from the appreciation of the Brazilian real against the US dollar, and (iii) US$ 62 million higher other variable supplies and services due to construction costs from the application of IFRIC 12.

Staff costs were in line with the same period of the previous year.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Other expenses by nature increased by US$ 13 million, mainly due to: (i) US$ 7 million increased services hired from third parties, (ii) US$ 3 million higher maintenance costs and higher contingency provisions, and (iii) US$ 3 million for the negative conversion effect caused by the appreciation of the Brazilian real against the US dollar.

Regarding the second quarter of 2022, the EBITDA of our distribution segment in the subsidiary Enel Distribución Ceará reached US$ 100 million, US$ 24 million more than the US$ 76 million reached in the first half of 2021. This increase is mainly explained by: (i) US$ 19 million for higher average sales prices, due to the effect of tariff readjustment stemming from inflation, (ii) US$ 4 million higher income from the upgrade of financial assets associated with IFRIC 12; (iii) US$ 21 million for increased revenue from customer penalties for late payments; (iv) US$ 13 million lower costs due to lower energy purchase prices, (v) US$ 6 million higher revenues from energy tolls for customers in the non-regulated market, and (vi) US$ 7 million positive conversion effect due to the appreciation of the Brazilian real against the US dollar.

All of the above partially offset by: (i) US$ 13 million lower revenues due to decreased physical sales volume (- 86 GWh), and (ii) US$ 33 million lower revenues from sectoral assets.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (in millions)
	June 2022	June 2021	% Change	June 2022	June 2021	% Change

Enel Distribución Ceará	16.2%	15.8%	2.5%	4.09	4.03	1.5%

Enel Distribución Goiás: Higher EBITDA of US$ 33 million, mainly due to increased revenues from better average sales prices, higher toll revenues associated with free customers, and lower transport costs due to reduced network usage rates.

Operating income at Enel Distribución Goiás increased by US$ 70 million, or 8.8% as of June 2022, which is mainly explained by: (i) US$ 81 million for higher revenues by volume (+ 54 GWh) and better average sales prices, (ii) US$ 20 million from higher construction revenues, as a result of the application of IFRIC 12; (iii) US$ 11 million for higher revenues from increased sales to free customers in terms of volume (US$ 4 million), and better average sales prices (US$ 7 million), and (iii) US$ 39 million of the positive conversion effect from the appreciation of the Brazilian real against the US dollar. All of the above partially offset by US$ 81 million of lower revenues due to lower income from sectoral assets.

Operating costs increased by US$ 42 million, mainly explained by: (i) US$ 20 million higher other variable supplies and services, which correspond mainly to higher construction costs due to the application of IFRIC 12; (ii) US$ 9 million higher costs due to higher volume of energy purchases, and (iii) US$ 38 million from the negative conversion effect caused by the appreciation of the Brazilian real against the US dollar. The foregoing partially offset by: (i) US$ 12 million lower transportation costs due to lower tariffs in the use of networks, and (ii) US$ 13 million lower energy purchase expense due to lower average prices.

Staff costs were in line with the same period of the previous year.

Other expenses by nature decreased by US$ 5 million mainly because of: (i) US$ 6 million lower costs for contingency provisions, and (ii) US$ 5 million lower costs of services to third parties. All of the above partially offset by the US$ 6 million negative conversion effect from the appreciation of the Brazilian real against the dollar.

29

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Regarding the second quarter of 2022, EBITDA of our distribution segment in the subsidiary Enel Distribución Goiás reached US$ 46 million, US$ 17 million more than the figure reached in the second quarter of 2021. This increase is mainly due to: (i) US$ 57 million higher revenues by volume (+ 72 GWh) and better average sales prices, (ii) US$ 7 million for higher revenues as a result of increased sales to free customers in terms of volume by US$ 3 million, and better average sales prices by US$ 4 million; (iii) US$ 4 million lower costs of outsourced services; (iv) US$ 5 million for lower costs due to lower contingency provisions, and (v) US$ 4 million for the positive conversion effect due to the appreciation of the Brazilian real against the US dollar. All of the above partially offset by US$ 60 million of lower income due to lower revenues from sectoral assets.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (in millions)
	June 2022	June 2021	% Change	June 2022	June 2021	% Change

Enel Distribución Goiás	11.3%	11.1%	1.8%	3.33	3.25	2.5%

Enel Distribución Sao Paulo: Higher EBITDA of US$ 148 million, mainly due to better average sales prices, lower staff costs as a result of the digitalization plan carried out during 2021, and a positive conversion effect resulting from the appreciation of the Brazilian real against the US dollar.

Operating income at Enel Distribución Sao Paulo increased by US$ 164 million, or 10.2% as of June 2022, which is mainly explained by: (i) US$ 56 million from higher average sales prices, due to the effect of tariff readjustment as a result of inflation; (ii) a US$ 34 million increase in other operating income mainly explained by higher construction revenues, due to the application of IFRIC 12; (iii) US$ 28 million higher income from the upgrade of financial assets associated with IFRIC 12; (iv) US$ 6 million for higher physical sales volume (62 GWh), and (v) US$ 101 million from the positive conversion effect caused by the appreciation of the Brazilian real against the US dollar. All of the above, partially offset by US$ 60 million of lower revenues received from regulatory assets as a result of the improvement in hydrology conditions.

Operating costs increased by US$ 29 million, mainly explained by: (i) US$ 34 million higher other variable supplies and services which correspond mainly to higher construction costs due to the application of IFRIC 12; (ii) US$ 14 million of higher connection and reconnection costs, and (iii) US$ 68 million negative conversion effect caused by the appreciation of the Brazilian real against the US dollar by. The foregoing partially offset by: (i) US$ 7 million lower transportation costs due to lower tariffs in the use of networks, and (ii) US$ 80 million lower cost in energy purchases mainly due to lower average purchase prices.

Staff costs decreased by US$ 18 million mainly due to: (i) US$ 14 million lower retirement costs and lower payroll as of June 2022 due to costs of the restructuring plan associated with the Group's digitalization strategy conducted during 2021; and (ii) US$ 7 million increased activations of services performed by the Company's own personnel in the activation and deactivation of network services. This is partially offset by the US$ 3 million negative conversion effect as a result of the appreciation of the Brazilian real against the US dollar.

Other expenses by nature increased by US$ 4 million compared to June 2021, mainly due to the negative conversion effect from the appreciation of the Brazilian real against the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Regarding the second quarter of 2022, the EBITDA of our distribution segment in the subsidiary Enel Distribución Sao Paulo reached US$ 196 million, US$ 61 million more than the figure reached in the second quarter of 2021. This increase is mainly due to: (i) US$ 21 million for higher average sales prices, due to the effect of tariff readjustment due to inflation; (ii) US$ 14 million for increased physical volume of energy sold (+160 GWh); (iii) US$ 68 million lower costs in the purchase of energy due to lower purchase prices; (iv) US$ 20 million higher income from the upgrade of financial assets associated with IFRIC 12, and (v) US$ 14 million for the positive conversion effect due to the appreciation of the Brazilian real against the US dollar. The foregoing partially offset by: (i) US$ 64 million lower revenues received from regulatory assets as a result of the improvement in hydrology conditions, (ii) US$ 5 million higher staff costs due to salary readjustments, and (ii) US$ 7 million of higher costs of third-party services, due to climate emergencies.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (in millions)
	June 2022	June 2021	% Change	June 2022	June 2021	% Change

Enel Distribución Sao Paulo	10.9%	10.5%	3.8%	8.13	7.97	2.1%

Colombia

COLOMBIA	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Enel Colombia - Distribution (Former Codensa)	356	280	77	27.4%	197	142	55	38.5%

EBITDA Distribution Business	356	280	77	27.4%	197	142	55	38.5%

EBITDA of the distribution segment of our subsidiary Enel Colombia reached US$ 356 million as of June 2022, representing a US$ 77 million increase compared to the same period of the previous year. The main variables, which explain this increase until June 2022, are described below:

Enel Colombia – Distribution (Former Codensa): Higher EBITDA of US$ 77 million mainly due to higher average sales prices, and higher remuneration for assets.

Operating income at Enel Colombia – Distribution (Former Codensa) increased by US$ 117 million, or 14% as of June 2022, and is mainly explained by: (i) US$ 118 million higher revenues due to better average sales prices, and higher physical volume of energy sales (+ 370 GWh); (ii) US$ 60 million higher revenues due to higher income from recognition of investments, which are remunerated at a higher tariff due to a greater regulatory base of the assets; (iii) US$ 9 million income from the operation of four e-bus yards as of March 2022; and (iv) US$ 4 million higher revenues from public lighting in Bogotá due to the upgrade of the remuneration of parameters and public lighting in municipalities from Cundinamarca. The above, partially offset by US$ 74 million due to the negative conversion effect from the devaluation experienced by the Colombian peso against the US dollar.

Operating costs increased by US$ 49 million or 10.1% as of June 2022 and are mainly explained by: (i) US$ 68 million higher energy purchase costs due to higher average sales prices and higher purchase volume, and (ii) US$ 24 million higher energy transportation costs. All of the above offset by US$ 43 million, due to the negative conversion effect from the devaluation of the Colombian peso against the US dollar.

31

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Staff costs decreased by US$ 2 million mainly due to the devaluation of the Colombian peso against the US dollar compared to the same period of the previous year.

Other expenses by nature decreased by US$ 7 million, mainly due to: (i) US$ 3 million fewer services contracted to third parties, and (ii) US$ 3 million devaluation impact of the Colombian peso against the US dollar.

Regarding the second quarter of 2022, EBITDA of our distribution segment in the subsidiary Enel Colombia - Distribution reached US$ 197 million, US$ 55 million more than the figure reached in the second quarter of 2021. This increase is mainly explained by: (i) US$ 70 million for higher energy sales due to an increase in average sales prices and a higher volume of energy sold (+222 GWh); (ii) US$ 42 million higher revenues due to higher income from recognition of investments, which are remunerated at a higher rate due to a greater regulatory base of the assets. All this partially started by: (i) US$ 32 million higher energy purchase costs due to higher average sales prices and higher purchase volume, and (ii) US$ 8 million higher energy transportation costs, and (iii) US$ 17 million, due to the negative conversion effect from the devaluation of the Colombian peso against the US dollar.

COLOMBIA
Subsidiaries	Energy Losses (%)			Clients (in millions)
	June 2022	June 2021	% Change	June 2022	June 2021	% Change

Enel Colombia - Distribution (Former Codensa)	7.4%	7.7%	(3.9%)	3.75	3.66	2.5%

Total Distribution Business	7.4%	7.7%	(3.9%)	3.75	3.66	2.5%

Peru

PERU	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Enel Distribución Perú	133	117	16	13.5%	70	56	13	23.6%

EBITDA Distribution Business	133	117	16	13.5%	70	56	13	23.6%

EBITDA of our subsidiary Enel Distribución Perú S.A. reached US$ 133 million as of June 2022, representing a US$ 16 million increase compared to the same period of the previous year.

Enel Distribución Perú S.A.: Higher EBITDA of US$ 16 million, mainly due to an increase in sale prices and higher physical sales volumes, offset by a drop in results due to the conversion effect from the devaluation of the Peruvian nuevo sol against the US dollar.

Operating income at Enel Distribución Perú increased by US$ 48 million, mainly explained by: (i) US$ 33 million for higher energy sales due to an 8.7% increase in average sales prices, (ii) US$ 18 million for higher physical energy sales (+ 89 GWh), and (iii) US$ 4 million mainly due to higher physical sale of tolls. All of the above partially offset by the US$ 7 million negative conversion effect as a result of the devaluation of the Peruvian sol against the US dollar.

Operating costs increased by US$ 30 million mainly due to US$ 35 million because of higher energy purchase prices and volumes, partially offset by US$ 5 million from the positive conversion effect from the devaluation of the Peruvian sun against the US dollar.

32

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Staff costs of Enel Distribución Perú remained in line with the same period of the previous year.

Other expenses by nature increased by US$ 2 million, mainly due to lower fixed operating costs and maintenance services.

Regarding the second quarter of 2022, the EBITDA of our distribution segment in the subsidiary Enel Distribución Perú reached US$ 70 million, US$ 13 million more than the figure reached in the second quarter of 2021. This increase is mainly explained by: (i) US$ 14 million for higher energy sales due to an 8.7% increase in average sales prices, (ii) US$ 10 million for higher physical energy sales (+ 38 GWh), and (iii) US$ 4 million mainly due to higher physical sale of tolls. All of the above partially offset by US$ 15 million for higher costs originated in a higher volume of purchases at higher spot prices.

33

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Depreciation, Amortization, and Impairment

Below we present a summary of EBITDA, Depreciation, Amortization and Impairment Expenses, and EBIT for Enel Américas Group subsidiaries for the periods ended June 30, 2022 and 2021:

Segment	Accumulated figures (in millions of US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	June 2022			June 2021

Generation and Transmission:
Argentina	62	(36)	26	64	(47)	17
Brazil	360	(144)	216	209	(32)	176
Colombia	399	(34)	365	374	(35)	339
Peru	197	(30)	167	158	(29)	129
Central America	65	(19)	46	50	(10)	40
Total Generation and Transmission	1,083	(263)	819	854	(153)	702

Distribution:
Argentina	(32)	(53)	(85)	2	(45)	(44)
Brazil	852	(373)	478	581	(275)	307
Colombia	356	(74)	282	280	(67)	213
Peru	133	(37)	96	117	(32)	86
Total Distribution	1,309	(537)	771	980	(418)	562

Less: consolidation adjustments and other business activities	(27)	(37)	(64)	(50)	(1)	(51)

Total Consolidated Enel Américas	2,365	(837)	1,527	1,784	(572)	1,213

Segment	Quarterly figures (in millions of US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	Q2 2022			Q2 2021

Generation and Transmission:
Argentina	35	(14)	21	42	(25)	17
Brazil	195	(111)	84	156	(27)	129
Colombia	200	(17)	183	193	(18)	176
Peru	101	(15)	85	81	(16)	65
Central America	38	(9)	29	50	(10)	40
Total Generation and Transmission	569	(167)	402	522	(96)	426

Distribution:
Argentina	(28)	(25)	(53)	(1)	(13)	(14)
Brazil	404	(191)	213	303	(144)	159
Colombia	197	(38)	159	142	(33)	109
Peru	70	(18)	52	56	(15)	42
Total Distribution	643	(272)	371	500	(204)	296

Less: consolidation adjustments and other activities	(13)	(35)	(48)	(28)	(0)	(28)

Total Consolidated Enel Américas	1,199	(474)	725	995	(300)	695

Depreciation, Amortization, and Impairment totaled US$ 837 million as of June 2022, increasing by US$ 266 million compared to the same period in 2021.

34

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Depreciation and amortization totaled US$ 546 million as of June 2022, representing a US$ 89 million increase compared to June 2021. This is mainly explained by the following increases: (i) US$ 45 million from EGP Américas Companies incorporated in the perimeter of consolidation on April 1, 2021, so this year we compare six months with the three months incorporated in 2021; (ii) Enel Distribución Rio with US$ 9 million, composed of US$ 6 million due to higher depreciations due to higher activations and US$ 3 million increase because of the appreciation of the Brazilian real against the US dollar; (iii) Enel Distribución Sao Paulo with US$ 13 million, composed of US$ 8 million due to greater depreciation stemming from higher activations and a US$ 5 million increase due to the appreciation of the Brazilian real against the US dollar; (iv) Enel Distribución Goiás with US$ 6 million, composed of US$ 4 million due to higher depreciations because of greater activations and US$ 2 million increase due to the appreciation of the Brazilian real against the US dollar; (v) Enel Distribución Ceará with US$ 7 million, composed of US$ 4 million due to higher depreciations stemming from higher activations and US$ 2 million increase due to the appreciation of the Brazilian real against the US dollar; (vi) Edesur with US$ 9 million, composed of US$ 25 million due to greater depreciation because of higher activations and US$ 16 million decrease due to devaluation of the Argentine peso against the US dollar.

At the same time, impairment losses reached US$ 291 million as of June 30, 2022, with a total US$ 176 million increase composed as follows:

Impairment losses due to the application of IFRS 9 on financial assets account for US$ 195 million of the closing balance as of June 30, 2022, with a US$ 81 million increase compared to the same period of the previous year, which is mainly explained by increases in: (i) Enel Distribución Goiás with US$ 31 million; (ii) Enel Distribución Ceará with US$ 6 million; (iii) Enel Distribución Sao Paulo with US$ 23 million; (iv) Enel Colombia - Distribution with US$ 6 million, and (v) The USME and Fontibón Companies in Colombia with US$ 13 million, adjustment that was necessary to reduce the book value of the financial assets to their sale value2.

The remaining US$ 96 million correspond to impairment losses on long-lived assets. Within this amount, the following stand out: (i) the recognition of an impairment loss related to the goodwill on Enel Generación el Chocón for US$ 18 million, and (ii) an impairment loss of US$ 78 million related to Enel Generación Fortaleza, a company about which, in the context of the Company's energy transition plan, an agreement was signed for its sale with a Brazilian group that already operates in the thermoelectric generation market. From the economic conditions established in said agreement, the need arose to reduce the book value of long-lived assets to the recoverable value that is expected to be collected at the time of the aforementioned sale3.

(2): For more information, see Note N° 6.2 of the consolidated Financial Statements of Enel Américas as of June 30, 2022.

(3): For more information, see Note N° 6.1 of the consolidated Financial Statements of Enel Américas as of June 30, 2022.

35

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

The following table presents consolidated non-operating results for the years ended June 30, 2022, and 2021:

NON OPERATING INCOME CONTINUING OPERATIONS	Accumulated figures (in millions of US$)				Quarterly figures (in millions of US$)
	June 2022	June 2021	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Financial Income
Argentina	42	40	2	5.4%	25	23	3	12.0%
Brazil	198	67	131	196.6%	127	36	91	254.9%
Colombia	13	7	7	103.2%	8	3	5	155.6%
Peru	9	3	7	241.4%	7	1	6	381.9%
Central America	2	1	1	116.6%	1	1	0	0.7%
Consolidation adjustments and other business activities	1	0	1	152.9%	1	0	0	39.5%
Total Financial Income	266	117	148	126.8%	169	64	105	162.2%

Financial Expenses
Argentina	(151)	(105)	(47)	(44.4%)	(79)	(62)	(17)	(27.5%)
Brazil	(505)	(261)	(244)	(93.6%)	(289)	(142)	(147)	(103.3%)
Colombia	(78)	(51)	(27)	(53.3%)	(43)	(27)	(16)	(58.5%)
Peru	(22)	(16)	(6)	(36.5%)	(10)	(8)	(2)	(26.5%)
Central America	(3)	(2)	(1)	(78.5%)	(2)	(2)	(0)	(4.0%)
Consolidation adjustments and other activities	(24)	(13)	(10)	(77.2%)	(12)	(7)	(5)	(69.9%)
Total Financial Expenses	(783)	(448)	(335)	(74.9%)	(436)	(249)	(187)	(75.2%)

Foreign currency exchange differences, net
Argentina	32	10	22	223.9%	19	(0)	19	n.a.
Brazil	94	68	26	37.6%	(50)	116	(167)	(143.4%)
Colombia	(18)	(2)	(15)	n.a.	(16)	(0)	(15)	n.a
Peru	6	(5)	12	(224.7%)	(1)	(4)	3	82.3%
Central America	1	(0)	1	n.a.	1	(0)	1	441.2%
Consolidation adjustments and other business activities	(73)	(5)	(68)	n.a.	4	(43)	48	110.0%
Total Foreign currency exchange differences, net	43	65	(22)	(34.3%)	(43)	69	(112)	(162.3%)

Total results by adjustment units (hyperinflation - Argentina)	147	44	103	231.1%	90	23	67	288.6%

Net Financial Income Enel Américas	(328)	(221)	(107)	(48.3%)	(220)	(92)	(128)	(138.2%)

Other gains (losses)
Brazil	3	0	3	n.a.	2	0	2	n.a
Total Other gains (losses)	3	0	3	n.a.	3	0	2	n.a

Share of profit (loss) of associates accounted for using the equity method
Argentina	1	0	0	61.6%	1	0	0	61.6%
Total Share of profit (loss) of associates accounted for using the equity method	1	1	0	41.3%	1	1	0	76.1%

Total Non Operating Income	4	1	3	347.6%	3	1	2	317.9%

Net Income Before Taxes	1,204	993	211	21.2%	508	603	(95)	(15.7%)

Income Tax
Argentina	18	(119)	137	115.3%	12	(138)	150	108.5%
Brazil	(125)	(99)	(26)	(25.8%)	(17)	(83)	66	79.0%
Colombia	(208)	(149)	(59)	(39.4%)	(114)	(80)	(34)	(43.2%)
Peru	(75)	(68)	(8)	(11.3%)	(41)	(34)	(7)	(21.4%)
Central America	(13)	(12)	(1)	(9.7%)	(8)	(12)	4	33.5%
Consolidation adjustments and other activities	2	(2)	3	199.7%	(9)	(1)	(8)	n.a.
Total Income Tax	(400)	(448)	48	10.8%	(178)	(347)	169	48.8%

Net Income after taxes	803	544	259	47.6%	331	256	75	29.2%
Net Income attributable to owners of parent	577	358	218	60.9%	211	175	36	20.4%
Net income attributable to non-controlling interest	227	186	41	21.9%	120	81	39	48.3%

36

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Financial results

Financial result was a US$ 328 million loss as of June 2022, which represents a US$ 107 million increase compared to the loss of the same period of the previous year. This variation is explained as follows:

(a)       Higher financial income of US$ 148 million, mainly explained by: (i) US$ 89 million attributable to an increased upgrade of sectoral assets and liabilities in the Brazilian Distribution Companies highlighting Enel Distribución Sao Paulo with US$ 46 million, Enel Distribución Ceará with US$ 12 million, Enel Distribución Goiás with US$ 24 million, and Enel Distribución Rio de Janeiro with US$ 7 million; (ii) US$ 30 million higher interest earned on the maintenance of cash balances and equivalent cash balances mainly in Colombia and Brazil, and (iii) US$ 20 million other upgrades of judicial deposits, and other taxes to be recovered in the distribution companies of Brazil.

During the second quarter of 2022, financial income increased by US$ 105 million compared to the same period of 2021, mainly due to: (i) US$ 64 million upgrade of regulatory assets and liabilities in distribution companies in Brazil; (ii) US$ 18 million for higher interest earned on the maintenance of cash balances and cash equivalents; (iii) Other updates of judicial deposits, and US$ 14 million other taxes to be recovered in the distribution companies of Brazil, and (iv) update of derivative transactions in Brazil for US$ 9 million.

(b)       Higher financial expenses totaling US$ 335 million mainly explained by: (i) US$ 57 million financial debt update with energy purchasing supplier (CAMMESA) in Edesur; (ii) US$ 38 million higher financial expenditure on bank loans; (iii) US$ 47 million higher financial expenses for obligations to the public mainly in Enel Distribución Sao Paulo with US$ 28 million, Enel Distribución Ceará with US$ 8 million and Enel Colombia with US$ 11 million; (iv) US$ 123 million for higher financial costs due to the valuation of derivatives operations taken by distribution companies in Brazil; (v) US$ 61 million higher financial costs due to higher loans granted mainly to Brazilian Companies by EFI, and (vi) US$ 9 million update of other capitalized net interest financial obligations.

In the second quarter ended June 30, 2022, there was a US$ 187 million increase mainly explained by: (i) US$ 32 million financial update for debt with energy purchasing supplier (CAMMESA); (ii) US$ 26 million higher financial expenditure on bank loans; (iii) US$ 26 million higher financial expenditure for obligations to the public; (iv) US$ 68 million for higher financial costs due to the valuation of derivative transactions taken by distribution companies in Brazil; (v) US$ 30 million higher financial costs for increased credits granted mainly to Brazilian Companies by EFI, and (vi) US$ 5 million update of other capitalized net interest financial obligations.

(c) The results from readjustments increased by US$ 103 million and correspond to the financial result generated by the application of IAS 29 Financial Information in Hyperinflationary Economies in Argentina. They reflect the net balance arising from applying inflation to non-cash assets and liabilities and income statements that are not determined on an updated basis, converted to U.S. dollar at closing exchange rates.

37

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

In the second quarter of 2022, the effect of hyperinflation in Argentina led to a US$ 67 million increase in the income statement by readjustment units.

(d) Lower results due to US$ 22 million exchange differences, compared to the previous year, mainly due to: (i) US$ 41 million lower profits as a result of exchange differences corresponding to the debts of Brazilian companies with related companies outside the consolidation perimeter of Enel Américas due to the appreciation of the Brazilian real against the US dollar. Despite the fact that both in 2022 and in 2021 there was a local currency appreciation, the volume of debt in force in 2021 was greater than the current one; (ii) a US$ 15 million loss due to updates of Colombian debts with related companies outside the consolidation perimeter of Enel Américas and dividends to be received from subsidiaries in Central America, due to the devaluation of the Colombian peso against the US dollar. The above effects partially offset by: (i) US$ 12 million in recognition of profits in Peru for updating bank liabilities in dollars due to the appreciation of the Peruvian nuevo sol against the closing US dollar, and (ii) US$ 22 million recognition of higher profits due to exchange differences for VOSA credits in Argentina, as a result of a greater devaluation of the Argentine peso against the US dollar.

In quarterly terms, the exchange differences recorded a lower result of US$ 112 million, mainly explained by: (i) US$ 119 million less in Brazil, as a result of the update of credits with related companies outside the consolidation perimeter, stemming from the devaluation of the closing exchange rates of the Brazilian real against the US dollar in the second quarter of 2022, compared to an appreciation in that currency against the US dollar, occurred in the same period of 2021; (ii) a US$ 15 million loss due to updating Colombian debts with related companies outside the consolidation perimeter and dividends to be received from subsidiaries in Central America, due to the devaluation of the Colombian peso against the US dollar. The above was partially offset by: (i) a US$ 3 million recognition of decreased losses in Peru due to the updating of bank liabilities in dollars as a result of a lower devaluation of the Peruvian nuevo sol against the US dollar in the second quarter of 2022 versus the same period of 2021, and (ii) a US$ 19 million recognition of higher profits due to exchange differences for VOSA credits in Argentina, as a result of a greater devaluation of the Argentine peso against the US dollar.

Corporate Income Tax reached US$ 400 million as of June 30, 2022, which represents a US$ 48 million decrease in expenses compared to the same period of the previous year. This decrease is mainly explained by: (i) US$ 123 million lower taxes during the first half of 2022, given that during the same period of the previous year higher expenses in income taxes were recognized and deferred taxes in subsidiaries in Argentina, due to the adaptation in deferred taxes because of the tax reform approved by the Argentine Government, where the nominal aliquot was increased from 30% to 35% detailed as follows: Edesur with US$ 101 million, Enel Generación Costanera with US$ 11 million, Central Dock Sud with US$ 4 million, compensated by Enel Generación El Chocón with US$ 7 million; (ii) US$ 12 million lower results in Argentine Companies due to lower tax results stemming from a higher inflation and devaluation of the currency that cannot be compensated by the tariff increases regulated by the Argentine authorities; (iii) Lower taxes due to lower tax results in the companies whereby Enel Distribución Rio accounted for US$ 11 million and Enel Distribución Goias for US$ 18 million; (iv) a US$ 14 million positive conversion effect in Enel Colombia's income tax as a result of the devaluation of the Colombian peso against the US dollar. These effects were partially offset by higher taxes associated with: (i) US$ 58 million higher income taxes in Enel Colombia, composed of a better result and the rate change of 30% to 35% that became effective as of the second half of 2022; (ii) US$ 35 million higher tax expenses recognized in Enel Brasil and EGP Brasil, associated with profits due to exchange differences given the appreciation of the Brazilian real against the US dollar in 2022 ended on June 30, 2022 and higher taxes due to the consolidation in the 2022 period of 6 months of the EGP Brasil Companies, as compared with the three months of 2021, and (iii) US$ 34 million higher tax results in Brazilian Companies from better results during 2022; Enel Distribución Sao Paulo with US$ 17 million; Enel Generación Fortaleza with US$ 7 million, and Enel Green Power Cachoeira Dourada with US$ 7 million.

38

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Corporate Income Tax in the second quarter as of June 30, 2022 was US$ 178 million with a US$ 169 million decrease; (i) US$ 189 million effects recognized in 2021 that are not repeated in the second quarter of 2022; US$ 123 million recognition of rate change in Argentine companies and US$ 66 million for profits from exchange differences generated in Brazil due to the appreciation of the Brazilian real against the US dollar in the second quarter of 2021, which are transformed into losses due to exchange differences stemming from the devaluation of the Brazilian real against the US dollar in the second quarter of 2022; (ii) US$ 27 million lower tax results in Argentine companies that led to a lower tax recognition. All this partially offset by US$ 34 million higher taxes on Colombian companies and US$ 7 million in Peruvian companies.

39

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	June 2022	December 2021	Change	% Change
	(in millions of US$)

Current Assets	8,143	7,062	1,081	15.3%
Non current Assets	29,730	27,897	1,833	6.6%

Total Assets	37,873	34,959	2,914	8.3%

Enel Américas' total assets as of June 30, 2022, increased by US$ 2,914 million compared to total assets as of December 31, 2021, mainly as a result of:

➢	Current Assets show a US$ 1,081 million increase equivalent to 15.3% mainly explained by:

• A US$ 600 million increase in cash and cash equivalents mainly composed of: (1) US$ 1,610 million net income from operating flows corresponding to charges for sales and provision of services, net of payment to suppliers and others; (2) US$ 417 million net income from flows of financing activities corresponding to: (i) US$ 1,401 million obtained financing for bank loans; and (ii) US$ 681 million obtained loans from related companies. This was partially offset by: (i) US$ 802 million payments of loans and obligations to the public; (ii) US$ 392 million dividend payments; (iii) US$ 232 million interest payments; (iv) US$ 33 million payments of financial lease liabilities; (v) US$ 153 million payment of loans to related companies, and (vi) US$ 53 million other cash outflows. (3) US$ 1,441 million net outflows from investment activities corresponding to: (i) US$ 797 million disbursements for the incorporation of properties, plant and equipment, (ii) US$ 642 million payments for the incorporation of intangible assets; (iii) US$ 423 million payments of investments over 90 days, and (iv) US$ 31 million other net investments. These investment cash outflows were offset by: (i) US$ 32 million Interest received; (ii) US$ 45 million collection of loans from related companies, and (iii) US$ 375 million redemption of investments over 90 days; and (4) US$ 54 million increase due to the effect of the variation in exchange rates on cash and cash equivalents, net of the US$ 41 million segregated into assets available for sale.

•	US$ 77 million increase in Commercial Accounts receivable and other current accounts receivable which is mainly explained by: (i) a US$ 217 million positive conversion effect caused by the appreciation of the Brazilian real against the US dollar compared to December 2021, in the commercial accounts of Brazilian companies; (ii) a US$ 60 million increase from a long-term transfer of regulatory assets (CVA) net of their respective amortizations.
•	Stock Increase totaling US$ 104 million, which is mainly explained by higher stock of electrical materials at closing mainly in the Brazilian and Colombian subsidiaries.
•	Assets available for sale for US$ 281 million, correspond to the assets of Enel Generación Fortaleza in Brazil for US$ 118 million and the electric transportation companies USME, Fontibon, Colombia ZE and Bogota ZE for US$ 163 million, all companies met the conditions to be classified in this condition as of June 30, 2022[4].

(4): For more information, see Note N°6 of the consolidated Financial Statements of Enel Américas as of June 30, 2022.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

➢	A US$ 1,833 million increase in Non-Current Assets, equivalent to 6.6%, mainly due to:

•	A US$ 542 million increase in other non-current financial assets, mainly explained by: (i) Enel Brasil Group with US$ 242 million, due to the effects of the appreciation of the Brazilian real against the US dollar, which fundamentally affected the accounts receivable generated by the application of IFRIC 12 in distribution companies; (ii) US$ 141 million for higher net investments IFRIC 12 in distribution companies in Brazil, and (iii) a US$ 164 million increase due to the updating of IFRIC 12 financial assets in Brazil.

•	A US$ 160 million increase in other non-current non-financial assets which is mainly explained by: (i) US$ 169 million conversion effects on distribution subsidiaries in Brazil due to the appreciation of the Brazilian real against the U.S. dollar; (ii) US$ 168 million from higher assets under construction according to IFRIC 12, and (iii) a US$ 32 million increase in judicial deposits and other taxes to be recovered in distribution companies in Brazil. This is partially offset by US$ 210 million lower taxes to be recovered from PIS and COFINS for re-estimation of collection on behalf of third parties in distribution companies in Brazil.

•	Decrease in Commercial Accounts Receivable and Other Non-Current Accounts Receivable totaling US$ 170 million basically corresponding to reclassifications to current assets and sectoral assets in distribution companies in Brazil.

•	A US$ 343 million increase in Intangible Assets other than capital gains mainly composed of: (i) a US$ 265 million increase in the conversion effects to US dollar from the functional currencies of each subsidiary, mainly in Brazil; (ii) a US$ 292 million increase for new investments; and (iii) US$ 40 million other increases. This was partially offset by the US$ 254 million amortization during the period.

•	A US$ 63 million increase in Capital Gains; (i) a US$ 75 million increase mainly explained by the conversion effects to US dollar from the functional currencies of each subsidiary; (ii) a US$ 6 million increase due to hyperinflation adjustment in capital gains from Argentina, and (iii) a US$ 18 million reduction for an impairment loss recorded on goodwill at Enel Generación el Chocón.

•	US$ 750 million increase in Properties, plants and equipment composed mainly of: (i) a US$ 618 million increase due to inflation resulting from the application of IAS 29 in our Argentine subsidiaries, and (ii) a US$ 700 million increase for new investments. This was partially offset by: (i) US$ 280 million depreciation during the period; (ii) a US$ 143 million decrease due to the conversion effects to US dollar from the functional currencies of each subsidiary; (iii) US$ 78 million decrease due to impairment provision for assets in Enel Generación Fortaleza, company classified as assets available for sale; and (iv) US$ 68 million other decreases.

•	A US$ 105 million increase in Deferred Tax Assets, mainly explained by the conversion effects to US dollar from the functional currencies of each subsidiary.

41

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Liabilities and Equity	June 2022	December 2021	Change	% Change
	(in millions of US$)

Current Liabilities	8,983	7,796	1,187	15.2%
Non Current Liabilities	12,821	12,133	688	5.7%

Total Equity	16,069	15,030	1,039	6.9%
attributable to owners of parent company	13,534	12,833	701	5.5%
attributable to non-controlling interest	2,536	2,197	339	15.4%

Total Liabilities and Equity	37,873	34,959	2,914	8.3%

Enel Américas' total liabilities and equity as of June 30, 2022, increased by US$ 2,914 million compared to December 2021, mainly as a result of:

➢	Current Liabilities increased by US$ 1,187 million, equivalent to 15.2% mainly explained by:

•	A US$ 533 million increase in Other Current Financial Liabilities which is mainly explained by: (i) a US$ 240 million increase in Enel Américas explained by obtaining loans net of reimbursements; (ii) a US$ 98 million increase in Enel Colombia due to obtaining net reimbursement credits; (iii) US$ 186 million Net reimbursement of bank loans in Distribution Companies.

•	A US$ 8 million increase in Commercial Accounts and other current accounts payable, mainly explained by: (i) a US$ 172 million increase in Argentina for accounts to be regularized with CAMMESA; (ii) a US$ 197 million increase in dividends payable to third parties; (iii) a US$ 39 million increase in accounts payable for asset purchases; (iv) a US$ 133 million increase in regulatory liabilities, Pis Cofins and other non-income taxes. All of the above partially offset by: (i) US$ 310 million lower suppliers for energy purchases, and (ii) US$ 223 million lower fuel and gas accounts payable.

•	A US$ 558 million increase in Accounts Payable to current related entities, mainly explained by: (i) a US$ 277 million net increase corresponding to the loan obtained by Enel Américas from EFI; (ii) a US$ 423 million net increase corresponding to the loan obtained by Enel Brasil Group from EFI. All of the above offset by lower dividends outstanding to Enel S.P.A. during 2022 totaling US$ 160 million.

•	A US$ 16 million increase in Other Current Provisions mainly due to higher provisions for legal contingencies.

•	Liabilities available for sale for US$ 126 million, corresponding to the liabilities of Enel Generación Fortaleza in Brazil for US$ 42 million and the electric transportation companies USME, Fontibon, Colombia ZE and Bogota ZE for US$ 84 million, all companies met the conditions to be classified in this condition as of June 30, 2022[5].

(5): For more information, see Note No. 6 of the Consolidated Financial Statements of Enel Américas as of June 30, 2022.

42

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

➢	Non-Current Liabilities increased by US$ 688 million, equivalent to a 5.7% variation explained mainly by:

•	A US$ 467 million increase in other non-current financial liabilities (financial debt and derivatives), mainly explained by (i) a US$ 194 million increase in Enel Brasil Group mainly as a result of the conversion effects of the Brazilian real against the US dollar; (ii) US$ 145 million increases in liabilities for derivative transactions in Brazilian distribution companies, and (iii) US$ 168 million higher indebtedness of EGP Peru.

•	A US$ 197 million increase in Commercial accounts and other non-current accounts payable; a US$ 203 million increase mainly in the Enel Brasil Group due to the appreciation of the Brazilian real against the US dollar.

•	A US$ 62 million increase in other non-current provisions mainly due to the conversion effect from the devaluation of foreign currencies against the US dollar.

•	A US$ 77 million increase in Provisions for benefits to non-current employees, an increase mainly explained by: (i) US$ 81 million conversion effects of the U.S. dollar from the functional currencies of each subsidiary; (ii) a US$ 69 million increase due to interest accrual; (iii) a US$ 146 million increase for the minimum financing required by IFRIC 14; and (iv) a US$ 68 million increase in performance and asset limit changes. All of the above offset by (i) a US$ 106 million decrease in contributions made during the period, and (ii) a US$ 178 million decrease in actuarial profit in the period.

➢	Total Equity increased by US$ 1,039 million, explained by:

•	Equity attributable to the owners of the controller increased by US$ 701 million mainly due to an increase in (i) US$ 149 million other positive reserves mainly by: (a) US$ 422 million positive conversion differences; (b) US$ 49 million negative cash flow coverage reserves; and (c) US$ 224 million negative reserves, mainly due to the negative effect of Enel Colombia's merger totaling US$ 506 million offset by US$ 282 million positive effect due to the application of IAS 29 "hyperinflationary economies" in Argentina; (ii) a US$ 577 million increase for the profit of the period; and (iii) a US$ 25 million decrease in actuarial earnings.

•	Non-controlling interests increased by US$ 338 million and are mainly explained by (i) a US$ 227 million increase for the profit of the period; and (ii) a US$ 594 million increase in other miscellaneous reserves mainly explained by the merger effect of Enel Colombia totaling US$ 506 million and other reserves for US$ 88 million due to the application of IAS 29 "hyperinflationary economies" in Argentina. This is partially offset by: (i) US$ 458 million dividend payments, and (ii) a US$ 25 million decrease in comprehensive results mainly due to conversion differences.
43

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Development of the main financial indicators is as follows:

Financial Indicator		Unit	June 2022	December 2021	June 2021	Change	% Change

Liquidity	Current liquidity (1)	Times	0.91	0.91		0.00	0.1%
	Acid ratio test (2)	Times	0.83	0.84		(0.00)	(0.2%)
	Working Capital	MMUSD	(840)	(733)		(107)	14.6%
Leverage	Leverage (3)	Times	1.36	1.33		0.03	2.3%
	Short Term Debt (4)%		41.2%	39.1%		2.1%	-
	Long Term Debt (5)%		58.8%	60.9%		(2.1%)	-
	Financial Expenses Coverage (6)	Times	3.99		4.99	(1.00)	(20.1%)
Profitability	Operating Income/Operating Revenues	%	19.7%		16.8%	2.9%	-
	ROE (annualized) (7)%		7.3%		8.1%	(0.8%)	-
	ROA (annualized) (8)%		3.8%		3.2%	0.6%	-

(1) It corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2) It corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.
(3) It corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4) It corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities
(5) It corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6) It corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.
(7) It corresponds to the ratio between (i) the profit of the period attributable to the owners of the controller for 12 mobile months as of June 30 and (ii) the average between the equity attributable to the owners of the controller at the beginning and end of the period.
(8) It corresponds to the ratio between (i) the total profit period for 12 months mobile to June 30 and (ii) the average of total assets at the beginning and end of the period.

-Current liquidity as of June 30, 2022, reached 0.91 times, practically in line with December 2021. Since increases in financial liabilities and accounts payable to related current companies are offset by higher availabilities of cash and cash equivalent.

-The acid ratio as of June 30, 2022, reached 0.83 times, with a slight decrease compared to December 2021, a greater accumulation of stocks is added to the offset effects mentioned above, as of June 30, 2022.

-Working capital as of June 30, 2022, corresponds to a negative value of US$ 840 million, which represents a greater negative value of US$ 107 million compared to December 2021.

- The Company’s Leverage (indebtedness ratio) stands at 1.36 times as of June 30, 2022, which represents a 2.3% increase compared to December 31, 2021, explained by a higher level of liabilities due to the conversion effect as a result of the appreciation of the Brazilian real against the US dollar.

- The Hedging of financial costs as of the period that ended on June 30, 2022, was 3.99 times, which represents a 20.1% decrease compared to the same period of the previous year, due to an increase in financial costs as a result of higher interest rates in the current period compared to the one in force in the previous year.

- The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues reached 19.7% as of June 30, 2022.

- The Return-on-equity of the controller’s property owners (shareholders) reached 7.3%, which represents a slight decrease compared to the 8.1% in the previous year, as a result of the increase in the dominant equity resulting from the merger with EGP Américas in the second quarter of 2021.

- The Return-on-assets stood at 3.8% as of June 30, 2022, which represents an increase compared to the 3.2% presented in the same period of 2021, mainly due to the better results obtained during the period 2022.

44

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

MAIN CASH FLOWS

Net cash flow for the period was positive as of June 30, 2022, and stood at US$ 586 million, representing a US$ 610 million increase over the same period last year.

The main variables by cash flows from operating, investment and financing activities, which explain this decrease in net cash flows, compared to June 2021, are described below:

Cash Flow	June 2022	June 2021	Change	% Change
	(in millions of US$)

From Operating Activities	1,610	699	911	130.3%
From Investing Activities	(1,441)	(83)	(1,358)	n.a.
From Financing Activities	417	(640)	1,057	165.4%

Total Net Cash Flow	586	(24)	610	n.a.

Net cash flows from operating activities reached US$ 1,610 million as of June 2022, representing a 130.3% increase compared to the previous year. The variation is explained by a US$ 911 million net increase in operating activities, mainly in: (i) US$ 1,726 million higher charges from sales and provision of services; (ii) US$ 13 million higher charges from premiums and benefits, annuities, and other benefits from subscribed policies; (iii) US$ 63 million other charges for operating activities. All of the above partially offset by: (i) US$ 287 million higher payments to suppliers for the supply of goods and services; (ii) US$ 73 million increased payments to and on behalf of employees; and (iii) US$ 531 million higher payments for other activities of the operation.

Cash flows from (used in) investment activities generated a net outflow of US$ 1,441 million as of June 2022, which is mainly explained by: (i) US$ 797 million disbursements for the incorporation of properties, plants and equipment; (ii) US$ 643 million incorporation of intangible assets, and (iii) US$ 423 million investments over 90 days. These cash and investment outflows were offset by Interest received totaling US$ 32 million, other income totaling US$ 15 million, and US$ 375 million for the rescue of investments over 90 days.

Cash flows from (used in) financing activities generated a US$ 417 million net inflow as of June 2022, mainly originated by: (i) US$ 1,401 million obtained financing from short- and long-term loans; (ii) US$ 681 million obtained credits with related companies. This was partially offset by: (i) US$ 802 million loans and obligations to the public; (ii) US$ 392 million dividend payments; (iii) US$ 232 million interest payments; (iv) US$ 33 million payments of liabilities for financial leases; (v) US$ 153 million credit payments to related companies, and (vi) US$ 53 million other cash outflows.

45

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Below we present the Disbursements for the Incorporation of Properties, Plant and Equipment and their Depreciation, for the periods as of June 2022 and 2021.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(in millions of US$)
Company	Payments for additions of Property, plant and equipment			Depreciation
	June 2022	June 2021	% Change	June 2022	June 2021	% Change

Enel Generación Chocon S.A.	-	-	n.a.	9	8	17.4%
Enel Generación Costanera S.A.	20	11	84.0%	10	23	(59.1%)
Emgesa S.A.E.S.P.	71	48	47.8%	34	34	0.5%
Enel Generación Perú S.A.	25	29	(15.9%)	18	19	(7.3%)
Chinango	2	2	(19.4%)	2	2	(0.9%)
Enel Distribución Goiás (Celg) (*)	202	154	31.3%	41	35	18.1%
EGP Cachoeira Dourada S.A.	0	0	(54.1%)	6	2	163.0%
EGP Volta Grande	1	2	(63.5%)	(0)	0	n.a.
Enel Generación Fortaleza	0	3	(82.6%)	6	5	14.9%
Enel Cien S.A.	2	1	115.2%	3	3	(5.8%)
Enel Distribución Sao Paulo S.A. (Eletropaulo) (*)	159	114	40.0%	87	73	18.3%
Edesur S.A.	80	68	17.5%	44	35	27.1%
Enel Distribución Perú S.A.	82	80	2.2%	32	29	10.1%
Enel Distribución Rio (Ampla) (*)	128	83	54.5%	51	42	21.3%
Enel Distribución Ceara (Coelce) (*)	142	77	83.8%	38	31	23.8%
Codensa S.A.	164	179	(8.7%)	64	61	4.7%
Central Dock Sud S.A.	1	1	0.1%	17	15	11.3%
Enel Generación Piura S.A.	6	9	(34.5%)	5	5	(13.1%)
Enel X Brasil	2	1	171.5%	(0)	0	n.a.
Enel Green Power Brasil	290	203	42.9%	53	21	154.1%
Enel Green Power Colombia	43	8	459.9%	1	1	(25.6%)
Enel Green Power Perú	13	1	n.a.	6	3	96.7%
Enel Green Power Centroamérica	7	3	163.6%	19	9	113.6%
Enel Americas Holding and Investment companies	2	53	(96.3%)	3	1	266.0%

Total	1,441	1,129	27.6%	546	457	19.6%

(*) Includes intangible assets by concessions

46

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS GROUP SA

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation, and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation, and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements, which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation, and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations, which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

✓	Public authorities will approve such environmental impact studies.
✓	Public opposition will not derive in delays or modifications to any proposed project.
✓	Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants, or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend on the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel Américas has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

47

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

RISK MANAGEMENT POLICY

The companies of the Enel Américas Group follow the guidelines of the Internal Control and Risk Management System (SCIGR) defined at the Holding level (Enel S.p.A.), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are then applied at the different levels of the Enel Américas Group Companies, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business continuously faces. These are approved by the Board of Directors of Enel S.p.A, which holds a Controls and Risks Committee, which supports the evaluation and decisions of the Enel Américas’ Board of Directors with respect to the internal controls and risk management system, as well as those relating to the approval of periodic financial statements.

To comply with this, the company has a specific Risk Control and Management policy which is reviewed and approved at the beginning of each year by the Board of Directors of Enel Américas, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect reaching commercial objectives. There is a risk taxonomy in place for the entire Enel Group, which considers 6 macro categories and 38 subcategories.

The Enel Group's risk management system considers three lines of action (defense) to achieve effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls Areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense must inform and keep senior management and directors up to date on risk management. Senior Management is informed by the first and second line of defense and the Board of Directors of Enel Américas, in turn, is informed by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adopting risk control and mitigation measures.

48

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the Enel Américas Group's financial debt according to a fixed and/or protected interest rate on total gross debt, after contracted derivatives, is as follows:

Gross position:

	06-30-2022%	12-31-2021%
Fixed Interest Rate	26%	31%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Risk control through specific processes and indicators allows to limit potential adverse financial impacts while optimizing the debt structure with an adequate degree of flexibility.

As is publicly known, LIBOR will be phased out, as of June 30, 2023, and the market consensus is that it will be replaced by the SOFR reference rate, corresponding to a risk-free rate.

The Enel Américas Group has developed an analysis of the potential impacts of this reform, including an identification of the affected contracts, an analysis of the relevant clauses and a work plan in order to adapt and update this documentation to the new market standards.

However, the above does not eliminate some potential risks of the adaptation process to the new reference rate, such as a possible increase or decrease in the interest rate after the change of the reference rate, risk related to the availability of data of the new rate, operational risk derived from the need to adapt our systems to the new reference, among others.

As of June 30, 2022, our total exposure to LIBOR debt was US$ 769 million which includes provisions for the transition from LIBOR to an alternative benchmark rate.

49

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-	Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

To mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

During the second quarter of 2022, exchange rate risk management continued in the context of compliance with the risk management policy mentioned above, without difficulty accessing the derivatives market.

Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

•	Fuel purchases in the process of electric energy generation.
•	Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of commodity price volatility on the 2022 Second Quarter results.

50

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of June 30, 2022, there are no operations to buy or sell energy futures for the purpose of hedging the contracting portfolio. As of December 31, 2021, there are no operations to buy or sell energy futures for the purpose of hedging the contracting portfolio.

Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period, which, in turn, is a function of the overall situation and expectations of the debt and capital markets. Despite the existing negative working capital at the end of June 2022, the Company is capable of responding to this situation and mitigating the risk with the policy and actions described herein.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see notes 20 and 23.

As of June 30, 2022, the Enel Américas Group’s liquidity is MUS$ 1,996,520 in cash and other equivalent means and MUS$ 480,888 in long-term credit lines available unconditionally. As of December 31, 2021, the Enel Américas Group’s liquidity was MUS$ 1,396,253 in cash and other equivalent means and MUS$ 1,119,278 in long-term credit lines available unconditionally.

Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In our electricity generation line of business, in relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation, before applying the suspension of supply due to late payment in accordance with the contractual conditions. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are limited.

In the case of our electricity distribution companies, cutting access to electricity, in all cases, is the attribution of our companies in case of payment default on part of our customers, which is applied in accordance with the regulations in force in each country, which facilitates the process of evaluation and control of credit risk, which by the way is also limited. However, the measure of supply cut off due to payment defaults of vulnerable customers was suspended during the period of the health emergency in the countries in which Enel Américas operates.

51

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

In Argentina, in accordance with Decree 311/2020 of March 24, 2020, and the resolution 58/2021, to date the government authorized cutting off the supply with some restrictions. The same in Brazil, in accordance with Resolution 878 of March 24, 2020, however, to date cutting off the supply has been resumed in all 4 distributors, including Rio de Janeiro, which returned to cut off the supply on July 1, 2021, with the end of the validity of Law No. 8,769/20, but adapting to the ANEEL resolution 928 of March 26, 2020 that prohibited to cut off the energy supply for low-income clients until December 31, 2021, making it difficult to recover the debt of this period. In Colombia, in accordance with Decrees 417 and 457, of March 17, 2020, and in Peru, in accordance with Decree 35-20, of April 3, 2020. To date, in both countries cutting off the supply has been maintained as always.

The Group's portfolio has shown resilience when faced with the global pandemic crisis. All this thanks to strengthening digital collection channels and a solid diversification of commercial clients who have had low exposure to COVID impacts.

Assets of a financial nature:

Cash surplus investments are made in first-line national and foreign financial institutions with limits established for each entity.

In the selection of investment banks, those with an investment grade rating are considered, considering the three main international rating agencies (Moody's, S&P and Fitch).

The placements can be backed with treasury bonds of the countries where it operates and / or papers issued by leading banks, privileging the latter by offering higher returns (always framed in the current placement policies).

Risk measurement

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-	Financial debt.

-	Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, which includes:

-	The different currencies in which our companies operate, the usual local indices of banking practice.

-	The exchange rates of the different currencies involved in the calculation.
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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Considering the hypotheses described above, the Value at Risk to a quarter, of the positions discussed above corresponds to MUS$ 516,922.

This value represents the potential increase of the debt and derivatives portfolio, therefore, this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2022

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions like those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: July 27, 2022